EXHIBIT 3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

BASIS OF PRESENTATION

Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) of Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”) summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively “Granite” or the “Trust”) for the year ended December 31, 2021. Unless otherwise noted, all amounts are in millions of Canadian dollars. This MD&A should be read in conjunction with the accompanying audited combined financial statements for the year ended December 31, 2021 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The MD&A was prepared as at March 9, 2022 and its contents were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on this date. Additional information relating to Granite, including the Annual Report and Annual Information Form (“AIF”) for fiscal 2021 and dated March 9, 2022, can be obtained from the Trust’s website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In addition to using financial measures determined in accordance with IFRS, Granite also uses certain non-IFRS performance measures and non-IFRS ratios in managing its business to measure financial and operating performance as well as for capital allocation decisions and valuation purposes. Granite believes that providing these measures on a supplemental basis to the IFRS amounts is helpful to investors in assessing the overall performance of Granite’s business.

The non-IFRS performance measures include net operating income before lease termination and close-out fees, straight-line rent and tenant incentive amortization (“NOI - cash basis”), same property NOI - cash basis, constant currency same property NOI, funds from operations (“FFO”), adjusted funds from operations (“AFFO”), adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”), available liquidity, total debt and net debt. Refer to “NON-IFRS PERFORMANCE MEASURES” for definitions and reconciliations of non-IFRS measures to IFRS financial measures.

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The non-IFRS performance ratios include FFO payout ratio, AFFO payout ratio, leverage ratio, interest coverage ratio, net leverage ratio, indebtedness ratio, unencumbered asset coverage ratio and any related per unit amounts. Refer to “NON-IFRS RATIOS” for definitions and reconciliations of non-IFRS ratios to IFRS financial measures.

Readers are cautioned that these measures do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS, they may not be comparable to similarly titled measures presented by other reporting issuers.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended December 31,		Years Ended December 31,
(in millions, except as noted)	2021	2020	2021	2020

Operating highlights
Revenue	$105.3	$93.2	$393.5	$340.2
NOI	86.3	77.5	332.7	293.0
NOI — cash basis(1)	85.7	76.3	329.0	289.5
Net income attributable to stapled unitholders	341.2	167.7	1,310.0	429.8
FFO(1)	66.8	59.6	251.3	225.4
AFFO(1)	59.2	56.1	235.2	215.7
Cash flows provided from operating activities	53.7	60.3	262.2	249.3
Monthly distributions paid	49.3	42.9	191.1	163.1
FFO payout ratio(1)(2)	75%	74%	75%	73%
AFFO payout ratio(1)(2)	84%	79%	80%	77%

Per unit amounts
Diluted FFO(1)	$1.02	$1.00	$3.93	$3.98
Diluted AFFO(1)	$0.90	$0.94	$3.68	$3.81
Monthly distributions paid	$0.75	$0.73	$3.00	$2.90
Diluted weighted average number of units	65.8	59.5	64.0	56.7

As at December 31	2021	2020
Financial highlights
Investment properties — fair value(7)	$7,971.2	$5,855.6
Assets held for sale(7)	64.6	—
Cash and cash equivalents	402.5	831.3
Total debt(3)	2,414.0	2,297.5
Trading price per unit (TSX: GRT.UN)	$105.20	$77.90

Debt metrics, ratings and outlook
Net leverage ratio(1)	25%	25%
Interest coverage ratio(1)	6.8x	7.9x
Indebtedness ratio (total debt to adjusted EBITDA)(1)	8.1x	8.7x
Weighted average cost of debt(4)	1.81%	1.91%
Weighted average debt term-to-maturity, in years(4)	5.5	5.6
DBRS rating and outlook	BBB (high) stable	BBB stable
Moody’s rating and outlook	Baa2 stable	Baa2 stable

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As at December 31	2021	2020

Property metrics(7)
Number of investment properties	131	115
Income-producing properties	119	108
Properties under development	9	3
Land held for development	3	4
Gross leasable area (“GLA”), square feet	55.1	49.5
Occupancy, by GLA	99.7%	99.6%
Magna as a percentage of annualized revenue(5)	29%	36%
Magna as a percentage of GLA	22%	27%
Weighted average lease term in years, by GLA	5.8	6.3
Overall capitalization rate(6)	4.5%	5.6%

(1)	For definitions of Granite’s non-IFRS measures and ratios, refer to the sections “NON-IFRS PERFORMANCE MEASURES” and “NON-IFRS RATIOS”.
(2)	The FFO and AFFO payout ratios are calculated as monthly distributions, divided by FFO and AFFO, respectively, in a period.
(3)	Total debt includes lease obligations recognized under IFRS 16, Leases.
(4)	Excludes lease obligations recognized under IFRS 16, Leases.
(5)

Annualized revenue for each period presented is calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in December 2021 and December 2020 multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.

(6)	Refer to “Valuation Metrics by Asset Category” in the “INVESTMENT PROPERTIES” section.
(7)

Assets held for sale are excluded from investment properties and related property metrics. Accordingly, three such assets that were held for sale at December 31, 2021 were excluded from investment properties and related metrics at December 31, 2021 throughout this MD&A.

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SIGNIFICANT MATTERS

COVID-19 Pandemic

Granite’s portfolio is well positioned to deliver both cash flow stability and growth as well as long-term value for unitholders. Throughout 2020, 2021, and into 2022 thus far, amidst the novel coronavirus (“COVID-19”) pandemic, Granite has continued to achieve net asset value appreciation and stable net operating income growth, while executing on its strategic initiatives. Although the full impact of the COVID-19 pandemic continues to be difficult to predict, Granite believes that its portfolio and strong liquidity position will allow it to weather the on-going impact of COVID-19.

Granite’s tenant base is comprised of generally high-quality credit companies with 51% of total annualized revenue represented by Granite’s top ten tenants (see “INVESTMENT PROPERTIES — Leasing Profile-Other Tenants” for a summary of Granite’s top ten tenants). COVID-19 has had, and will continue to have, a varied impact on Granite’s tenants depending on their specific businesses. Certain tenants have seen increased activity during this COVID-19 period while other tenants slowed down or shut down operations temporarily in the earlier months of the COVID-19 pandemic. It is difficult to predict at this time what continued impact COVID-19, including further waves of new infections, targeted public health restrictions and reinstated emergency measures in the markets where Granite operates, will have on the businesses of Granite’s tenants and the resulting direct impact on Granite’s operations.

During the year ended December 31, 2021, there has not been a significant impact on Granite’s operations, assets or liabilities as a result of COVID-19. Throughout the pandemic thus far, Granite has not realized any negative impacts on rent collections and therefore has not recognized any provisions for uncollected rent at this time. Granite reviewed its future cash flow projections and the valuation of its properties considering the impacts of the COVID-19 pandemic during the year ended December 31, 2021 and Granite does not expect, at this time, that COVID-19 will have a significant negative impact to the fair value of its investment property portfolio. In addition, there have not been any significant fair value losses on investment properties recorded in the year ended December 31, 2021.

From a liquidity perspective, as at the date of this MD&A, March 9, 2022, Granite has total liquidity of approximately $1.3 billion, including its fully undrawn operating facility which is sufficient to meet its current commitments, development and construction projects. In early 2021, Granite amended its existing unsecured revolving credit facility agreement to extend the maturity date for a new five-year term to March 31, 2026 and increased the facility’s limit from $0.5 billion to $1.0 billion. Granite’s nearest debt maturity of $400.0 million does not occur until November 2023, and of Granite’s investment property portfolio of approximately $8.0 billion, 99.6% remains unencumbered. Granite believes it is well-positioned to weather any short-term negative impacts on its business; however, Granite will continue to evaluate and monitor its liquidity as the situation prolongs.

From a leasing perspective, as at the date of this MD&A, March 9, 2022, Granite has renewed 68% of its 2022 lease maturities and has 2.6 million square feet outstanding representing 4.7% of the total portfolio. Granite does not believe that the impacts of COVID-19 will materially affect overall leasing activity for 2022 and beyond, including its impact on market rents, tenant demand for space, tenant allowances or incentives and lease terms.

With respect to Granite’s outstanding development projects, progress has not been materially impacted by COVID-19. For more information on Granite’s development projects, please see “SIGNIFICANT MATTERS — Construction, Development and Property Commitments” and “INVESTMENT PROPERTIES — Development and Expansion Projects”.

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Consistent with its usual practice, Granite continues to review the value of its investment properties. The COVID-19 pandemic has not had a significant negative impact on the valuation of Granite’s investment properties. The duration of the COVID-19 pandemic, including further waves of new infections in the markets where Granite operates that may lead to further targeted public health restrictions and additional emergency measures, cannot be predicted. As such, the length and full scope of the economic impact of COVID-19 and other consequential changes it will have on Granite’s business and operations in the long-term cannot be forecasted with certainty at this time. Certain aspects of Granite’s business and operations that could potentially be impacted include rental income, occupancy, capital expenditures, future demand for space and market rents, all of which ultimately impact the underlying valuation of investment properties.

Property Acquisitions

As at the date of this MD&A, March 9, 2022, including the year ended December 31, 2021, Granite has acquired nineteen income-producing industrial properties in Canada, the United States, the Netherlands, and Germany, four properties under development in the United States, and a parcel of development land in Canada. Property acquisitions consisted of the following:

Acquisitions (in millions, except as noted) Property Address	Location	Sq ft(1)	Weighted Average Lease Term, in years by sq ft(1)		Date Acquired	Property Purchase Price(2)	Stabilized Yield(1)
Acquired during the year ended December 31, 2021:

Income-producing properties:
3090 Highway 42 (3)	Locust Grove, GA	1.0	7.6	(4)	March 12, 2021	$85.1	5.0%
3801 Rock Creek Blvd.	Joliet, IL	0.3	5.9		June 25, 2021	30.2	4.6%
3900 Rock Creek Blvd.	Joliet, IL	0.3	4.1		June 25, 2021	34.7	5.2%
1695-1701 Crossroads Dr.	Joliet, IL	0.5	2.9		June 25, 2021	50.7	4.6%
US Portfolio (4 properties):
1243 Gregory Dr.	Antioch, IL
60 Logistics Blvd.	Richwood, KY
8740 South Crossroads Dr.	Olive Branch, MS
12577 State Line Rd.	Olive Branch, MS	2.4	3.2		September 3, 2021	243.7	4.7%
1600 Rock Creek Blvd.	Joliet, IL	0.1	4.4		September 7, 2021	20.7	4.9%
Sophialaan 5	Utrecht, NL	0.2	1.2		September 17, 2021	42.1	2.3%
100 Ronson Dr.	Toronto, ON	0.1	1.0		December 13, 2021	18.4	2.8%
110 Ronson Dr.	Toronto, ON	0.1	1.0		December 13, 2021	16.2	2.8%
115 Sinclair Blvd.	Brantford, ON	0.4	15.0		December 17, 2021	66.0	5.1%
Hazeldonk 6520-6524	Breda, NL	0.6	5.7		December 17, 2021	87.9	3.6%
Hazeldonk 6526-6530	Breda, NL	0.3	5.7		December 17, 2021	54.7	3.7%
5400 E 500 S	Whitestown, IN	0.6	10.9		December 22, 2021	87.5	3.9%
Properties under development:
2120 Logistics Way	Murfreesboro, TN	N/A	N/A		June 30, 2021	17.3	5.3%
Highway 109 (3 properties)	Lebanon, TN	N/A	N/A		September 8, 2021	6.5	5.3%

Development land:
375/395 Hardy Rd.	Brantford, ON	N/A	N/A		August 16, 2021	62.2	N/A
Acquired between January 1 and March 9, 2022:
Georg-Beatzel Strasse 15	Wiesbaden, GER	0.2	8.3		February 3, 2022	62.1	3.4%
Raiffeisenstrasse 28-32	Korbach, GER	0.5	8.2		February 3, 2022	60.3	3.7%

In der Langen Else 4	Erfurt, GER	0.1	1.9		February 3, 2022	17.6	4.1%
		7.7				$1,063.9	4.2%

(1)	As at the date of acquisition except as noted in note 3 and 4 below.

(2)	Purchase price does not include transaction costs associated with property acquisitions.

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(3)

To provide for a real estate tax abatement, the Trust acquired a leasehold interest in this property which resulted in the recognition of a right-of-use asset, including transaction costs, of $85.5 million. The Trust will acquire freehold title to the property on December 1, 2028.

(4)	Weighted average lease term applicable to the occupied space.

Fourth Quarter 2021 Acquisitions

On December 13, 2021, Granite acquired two distribution warehouse properties located in Toronto, Ontario, comprising 0.14 million square feet for $34.6 million. The properties are 100% leased to two tenants, at below market rents, for a weighted average remaining lease term of one year and are being acquired at a net in-going yield of 2.8%. Upon expiration of the lease terms and a mark-to-market of the in-place rents, the properties are expected to generate a stabilized yield of approximately 5.0%. Fronting on Highway 401, the properties benefit from exceptional access to the 400 series highways and are located within five kilometers of Toronto’s Pearson International Airport.

On December 17, 2021, Granite acquired a 0.4 million square foot, 30-foot clear height distribution facility in the Greater Toronto Area. The property was acquired at a purchase price of $66.0 million through a sale-leaseback for an initial term of 15 years, representing a net in-going yield of 5.1%.

On December 17, 2021, Granite acquired two, 36’ clear height, modern distribution facilities comprising 0.9 million square feet in Breda, Netherlands for $142.5 million (€98.5 million). The properties are 100% leased to two prominent global tenants for a weighted average remaining lease term of 5.7 years and are being acquired at a net in-going yield of 3.6%. The Breda market is well located in the south of the Netherlands between Europe’s biggest ports, the Ports of Rotterdam and Antwerp. The properties benefit from close proximity to the A16, A27 and A58 motorways providing direct access to the Belgian border and key logistics markets within the Netherlands.

On December 22, 2021, Granite acquired a 0.6 million square foot, 36’ clear height, modern distribution facility located in the Indianapolis submarket of Whitestown, Indiana for $87.5 million (US$68.1 million). Constructed in 2020, the property is 100% leased to a leading fashion e-commerce retailer for an initial term of 11 years and is being acquired at a net in-going yield of 3.9%. A value-enhancing expansion of the property, comprised of approximately 0.3 million square feet, is underway and expected to be completed and delivered to the tenant in the fourth quarter of 2022. The total fixed cost of $39.7 million (US$31.3 million) to complete the expansion will be funded over the course of construction. Upon completion of the building expansion, the lease for the approximate 0.9 million square foot facility will be coterminous for a ten year term, representing a stabilized yield of 4.4%. The facility is well located within the Whitestown submarket with close proximity to major highway I-65 and in close proximity to the FedEx Express World Hub. Indianapolis is a major logistics and distribution hub with connectivity to five major interstate highways.

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Property Dispositions

During the year ended December 31, 2021, Granite disposed of three properties for total proceeds of $36.8 million.

Dispositions (in millions, except as noted) Property Address	Location	Sq ft	Date Disposed	Sale Price(1)	Annualized Revenue (2)
Disposed during the year ended December 31, 2021:
Hedera Road, Ravensbank Business Park	Redditch, United Kingdom	0.1	January 28, 2021	$10.6	$0.8
Puchberger Straße 267	Weikersdorf, Austria	0.2	June 30, 2021	13.2	0.7

Götzendorfer Straße 3-5	Ebergassing, Austria	0.4	November 30, 2021	13.0	1.2
		0.7		$36.8	$2.7

(1)	Sale price does not include transaction costs associated with disposition.

(2)	As at the date of disposition. The property in Weikersdorf, Austria was 53% occupied on the disposition date.

Assets Held for Sale

As at December 31, 2021, two income-producing properties and one piece of land held for development located in the Czech Republic and Poland were classified as assets held for sale. The three properties, having an aggregate fair value of $64.6 million and annualized revenue of $4.4 million were classified as assets held for sale on the combined balance sheet at December 31, 2021 and were excluded from the value of investment properties. These properties are also excluded from references to investment properties and related property metrics as at December 31, 2021 throughout this MD&A. On February 18, 2022, Granite completed the disposition of the Polish land and income producing property classified as assets held for sale (see “Subsequent Events”).

Construction, Development and Property Commitments

Granite had the following property purchases and construction and development commitments as at December 31, 2021:

Commitments (in millions, except as noted) Property Location	Additional sq ft	Accruals/ Payments/ Deposits Made	Future Commitments(1)	Total Cost	Year-One Stabilized Yield (2)
As at December 31, 2021:
Development, construction or expansion:
Redevelopment in Altbach, Germany	0.3	$29.2	$2.5	$31.7	6.8%
Properties under development in Houston, TX	1.4	28.4	108.5	136.9	5.6%
Property under development in Fort Worth, TX	0.6	23.0	20.9	43.9	5.8%
Property under development in Murfreesboro, TN	0.8	28.1	48.8	76.9	5.3%
Properties under development in Lebanon, TN	0.5	8.9	57.9	66.8	5.3%
Expansion of 2095 Logistics Drive, Mississauga, ON	0.1	9.2	1.8	11.0	7.7%
Expansion of 555 Beck Cres., Ajax, ON	—	0.2	8.3	8.5	6.2%
Expansion of 5400 E 500 S, Whitestown, IN	0.3	—	39.7	39.7	5.5%
Other construction commitments	—	4.8	13.5	18.3	—%
	4.0	$131.8	$301.9	$433.7	5.7%
Other property commitments:
Development loan/acquisition of two completed properties in Indiana	1.0	$18.7	$88.0	$106.7	5.0%
Acquisition of a completed property in Tilburg, NL	0.5	11.1	97.9	109.0	3.2%
Acquisition of three properties in Germany	0.8	7.0	132.1	139.1	3.6%
	6.3	$168.6	$619.9	$788.5	4.9%

(1)	Includes signed contracts and future budgeted expenditures not yet contracted.

(2)	Yield based on total cost including land.

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At the 0.6 million square foot modern distribution facility in Whitestown, Indiana acquired on December 22, 2021, Granite has committed to the development of a value-enhancing expansion of the property, comprised of approximately 0.3 million square feet. The expansion is commencing in the first quarter of 2022 and is expected to be completed in the fourth quarter of 2022. The total expansion cost of $39.7 million (US$31.3 million) will be funded over the course of construction. Upon completion of the building expansion, the lease for the approximate 0.9 million square foot facility will be extended for a ten year term, representing a stabilized yield of 4.4%.

In September 2021, Granite entered into a purchase and sale agreement with a developer to acquire two industrial properties in Indiana being constructed upon completion for $98.1 million (US$77.5 million) plus estimated leasing costs and sustainability features of $8.6 million (US$6.8 million). The properties are located in close proximity to significant distribution infrastructure with access to major highways/thoroughfares providing regional and national connectivity. Concurrently, Granite has committed to provide financing to the developer of the two properties by means of a loan. The loan receivable has a maximum draw amount of $69.6 million (US$55.0 million). Due upon completion of the development, which is expected to be in late 2022, the loan is secured by the properties under construction and related land.

In September 2021, Granite signed a commitment to purchase an approximate 495,000 square foot modern distribution centre in Tilburg, Netherlands once completed in the third quarter of 2022 for $109.0 million (€75.7 million), subject to customary closing conditions. Upon signing of the commitment, Granite paid a deposit to the seller of $11.1 million (€7.5 million). The property is 100% leased for 10 years to a prominent European supplier of domestic appliances and is located within Business Park Kraaiven, a main logistics hub within the Netherlands and one kilometer from Granite’s De Kroonstraat 1 asset acquired in 2020.

On December 16, 2021, Granite entered into a purchase and sale agreement to acquire three modern distribution facilities in Germany for $139.1 million (€96.6 million). Upon signing of the commitment, Granite paid a deposit to the seller of $7.0 million (€4.8 million). Closing was conditional on German regulatory approval, which was received in February 2022, and accordingly the acquisition was completed on February 3, 2022 (see “Subsequent Events”).

Renewal of Base Shelf Prospectus

On October 4, 2021, Granite filed and obtained a receipt for new base shelf prospectuses for both equity and debt securities (the “Shelf Prospectuses”). Granite has filed the Shelf Prospectuses to maintain financial flexibility and to have the ability to offer securities and debt on an accelerated basis pursuant to the filing of prospectus supplements. There is no certainty any securities or debt will be offered or sold under the Shelf Prospectuses.

The Shelf Prospectuses are valid for a 25-month period, during which time Granite may offer and issue, from time to time, stapled units, stapled convertible debentures, stapled subscription receipts, stapled warrants, units or any combination thereof, having an aggregate offering price of up to $1.5 billion or debt securities having an aggregate offering price of up to $1.75 billion.

Each offering under the Shelf Prospectuses will require the filing of a prospectus supplement that will include the specific terms of the securities being offered at that time.

ATM Program

On November 3, 2021, Granite filed a prospectus supplement (the “Prospectus Supplement”) to the Shelf Prospectus of Granite Real Estate Investment Trust and Granite REIT Inc. establishing an at-the-market equity distribution program (the “ATM Program”), in each of the provinces and territories of Canada, that allows it to issue and sell, at its discretion, up to $250.0 million of

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stapled units to the public, from time to time. Stapled units sold under the ATM Program will be sold at the prevailing market prices at the time of sale when issued, directly through the facilities of the Toronto Stock Exchange (“TSX”) or any other recognized marketplace upon which the stapled units are listed or quoted or where the stapled units are traded in Canada. Granite intends to use the net proceeds from the ATM Program, if any, to fund potential future acquisitions, development activity, and for general trust purposes. As at the date of this MD&A, March 9, 2022, Granite has not issued equity under the ATM Program.

Increase in Distributions

On November 3, 2021, Granite announced an increase to its targeted annualized distribution by 3.3% to $3.10 ($0.2583 cents per month) per stapled unit from $3.00 ($0.2500 cents per month) per stapled unit, effective upon the declaration of the distribution in respect of the month of December 2021 and payable in mid-January 2022.

Subsequent Events

On February 3, 2022, Granite acquired three modern distribution facilities in Germany comprising 0.8 million square feet for $140.0 million (€96.6 million). The properties, with average clear height in excess of 32 feet, are 100% leased to high credit-quality global tenants for a weighted average remaining lease term of 7.3 years and are being acquired at a net in-going yield of 3.6%.

On February 3, 2022, Granite terminated $350.0 million of a total $500.0 million principal of the 2028 Cross Currency Interest Rate Swap, herein defined, which exchanged Canadian dollar denominated principal and interest payments of Granite’s 2028 Debentures, herein defined, for US dollar denominated payments at a fixed interest rate of 2.096% (see “Liquidity and Capital Resources — Debt Structure”). Simultaneously, Granite entered into a new $350.0 million cross-currency interest rate swap maturing August 30, 2028 to exchange the Canadian dollar denominated principal and interest payments of the 2028 Debentures for Euro denominated payments at a fixed interest rate of 0.536%. The restructuring of a portion of Granite’s hedge relating to the 2028 Debentures will result in annual interest expense savings of approximately $5.5 million or approximately $0.083 on a per unit basis. Upon termination, Granite paid $6.6 million to settle the mark-to-market liability relating to the $350.0 million principal portion of the 2028 Cross Currency Interest Rate Swap.

On February 18, 2022, Granite completed the disposition of an income producing property and piece of land held for development located in Poland that were classified as held for sale as at December 31, 2021, for gross proceeds of $36.2 million (€25.1 million).

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BUSINESS OVERVIEW AND STRATEGIC OUTLOOK

Business Overview

Granite is a Canadian-based real estate investment trust (“REIT”) engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. As at March 9, 2022, excluding assets held for sale, Granite owns 134 investment properties in five countries having approximately 55.9 million square feet of gross leasable area. Granite has a highly-integrated team of real estate professionals with extensive experience in operations, leasing, development, investment and asset management located at its head office in Toronto, Canada and regional offices in Dallas, U.S.A; Vienna, Austria; and Amsterdam, Netherlands.

Granite’s investment properties consist of income-producing properties, properties under development and land held for development (see “INVESTMENT PROPERTIES”). The income-producing properties consist primarily of logistics, e-commerce and distribution warehouse, light industrial and heavy industrial manufacturing properties. Lease payments are primarily denominated in three currencies: the Canadian dollar (“$”), the Euro (“€”) and the US dollar (“US$”). Granite’s investment properties (excluding assets held for sale) by geographic location, property count and square footage as at March 9, 2022 are summarized below:

Investment Properties Summary Five countries/134 properties/55.9 million square feet

Strategic Outlook

Management continues to identify and pursue value creation and investment opportunities that management believes will generate superior long-term total returns for unitholders.

Granite’s long-term strategy is to continue to build an institutional quality and globally diversified industrial real estate business; to grow and diversify its asset base through acquisitions, development, re-development and dispositions; to maintain a conservative balance sheet; and to reduce its exposure to its largest tenant, Magna International Inc. and its operating subsidiaries (collectively, “Magna”) and the special purpose properties (see “INVESTMENT PROPERTIES”).

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Granite has positioned itself financially to execute on its strategic plan including to capitalize on a strong pipeline of acquisition and existing and future development opportunities within its targeted geographic footprint.

As Granite looks to 2022, its priorities are set out below:

•	Implementing a safe and effective return-to-workplace plan for our employees;

•	Driving net asset value, FFO and AFFO per unit growth while maintaining conservative capital ratios;

•	Executing on development and expansion projects in the U.S., Germany and the GTA;

•	Pursuing strategic acquisition opportunities in our target markets;

•	Advancing Granite’s Environmental, Social, Governance and Resilience (ESG+R) program and establishing detailed targets for 2022 and beyond; and

•	Disposing of select non-core assets.

ENVIRONMENTAL, SOCIAL, GOVERNANCE, AND RESILIENCE (ESG+R)

Granite recognizes the important role building owners can play in fostering the efficient use of resources and respecting our environment. As a good steward for investors, Granite seeks to practically incorporate sustainability in its actions and decision-making process, while generating returns for unitholders.

Consistent with this principle, Granite applies the following long-term ESG+R objectives in its business:

Environmental	Social	Governance	Resilience
Promote efficiency and sustainable practices at both our properties and our corporate offices	Engage with our investors, employees, tenants, property managers, and community	Disclose our ESG+R performance as a commitment to transparency and accountability	Identify and mitigate potential climate-related risks within our portfolio

Granite’s ESG+R program is aligned with INREV1, GRESB2, GRI3 and UNPRI4. Data provided herein has been reviewed by a third party ESG+R consultant and represents a snapshot of current performance.

GRESB

[1]	European Association for Investors in Non-Listed Real Estate Vehicles
[2]	Global Real Estate Sustainability Benchmarking
[3]	Global Reporting Initiative
[4]	United Nations’ Principles for Responsible Investing

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GRESB assesses and scores the Environmental, Social, and Governance (ESG) performance of real estate portfolios around the world and this year increased to over 1,500 participants. Granite completed its second annual GRESB Real Estate Assessment in June 2021.

Granite ranked 1st out of 10 in the North America Industrial GRESB public disclosure group which evaluates the level of ESG disclosure by listed property companies and REITs. Granite also achieved 3rd, and was the sole Canadian entity, in the North American Industrial Listed GRESB peer group for Standing Investments with a score of 65.

Below is a selection of key actions and performance items of Granite’s ESG+R Program:

Environmental — Actions & Performance

•	Work to reduce the amount of landlord-controlled energy, operational emissions (scope 1 and 2), and water by 25% by 2030 (or 2.5% annual reduction) at Granite’s assets[5];

•

Increase the energy, emissions, water and waste data coverage across Granite’s portfolio to 50% of its income-producing portfolio by 2030 by collaborating with tenants, implementing green lease language, and obtaining data directly from the utility companies whenever available;

•	Support the production of new renewable energy through the installation of on-site solar PV systems with the capacity to generate 5 MW of electricity by 2025[6];

•	Strategically evaluate and pursue applicable green building certifications at Granite’s properties and achieve 30% third-party green building certifications by floor area by 2030;

•	Four BREEAM In-Use certifications in process to be certified in 2022; and

•

Commit that all development projects controlled by Granite will be built to standards consistent with the scope of Granite’s Green Bond Framework and certify 100% of new developments to a third-party green building certification standard (such as LEED, BREEAM, Green Globes, DGNB).

Property	Size (sq ft) in millions	Region	Certification Type	Level
15 Commerce Pkwy.	1.3	USA	LEED New Construction and Major Renovation	Certified
100 Clyde Alexander Lane	0.7	USA	LEED Core and Shell Development	Certified
101 Clyde Alexander Lane	0.3	USA	LEED Core and Shell Development	Certified
1201 Allpoints Court	0.5	USA	Green Globes New Construction	2 Green Globes
1243 Gregory Dr.	0.5	USA	LEED Core and Shell Development	Silver
2100 Center Square Rd.	0.4	USA	LEED Core and Shell Development	Silver
3501 North Lancaster Hutchins Rd.	0.2	USA	LEED New Construction and Major Renovation	Silver
8735 South Crossroads Dr.	0.9	USA	LEED Core and Shell Development	Certified
Aquamarijnweg 2 & 4, Bleiswijk	0.2	Netherlands	BREEAM New construction	Very Good
De Kroonstrat 1 (Phase 1), De Poosthoornstraat 2 (Phase 2)	0.5	Netherlands	BREEAM New construction	Excellent
Francis Baconstraat 4	0.1	Netherlands	BREEAM New construction	Very Good
Oude Graaf 15	0.2	Netherlands	BREEAM New construction	Excellent

Social — Actions & Performance

•	Granite administered its 2021 Employee Engagement Survey in April 2021 to gain an understanding of employee engagement and the effectiveness of its workplace practices;

[5]	Granite’s emissions reduction targets are aligned with the Paris Accord goal of limiting global warming to two degrees Celsius above pre-industrial levels.
[6]	Onsite solar projects are expected to be installed at 10 Granite assets by 2023.

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•	In 2021, Granite conducted a survey of all tenants to gauge satisfaction levels and identify opportunities for improvement;

•	Contribute at least $500 per income-producing property in our portfolio toward charitable donations;

•	As part of Granite’s due diligence process, assess 100% of potential acquisitions for ESG+R and identify areas for improvement;

•	Granite established a return to office policy allowing for the safe return of its employees to the workplace while providing enhanced work from home flexibility during the work week; and

•	Beehives have been installed at two assets, one in 2020 and one in 2021, to promote local biodiversity and engagement with our tenants.

Governance — Actions & Performance

•	Provide leadership over Granite’s ESG+R Program through the Granite ESG+R Committee;

•

Provide transparency to investors by incorporating ESG+R into regular updates to unitholders and stakeholders and through formal reporting frameworks such as GRESB, Sustainability Accounting Standards Board (SASB), and GRI;

•	Granite completed its inaugural CDP submission in July 2021;

•	Granite’s 2020 ESG Overview was released in June 2020. The 2021 Sustainability Report issued August 4, 2021; and

•	Monitor asset compliance with government benchmarking requirements and ESG+R-related regulations.

Resilience — Actions & Performance

•	Aligning Granite’s resilience program with the Task Force on Climate-Related Financial Disclosures (TCFD) framework;

•	Assess physical and transition climate-change risks during the new acquisition due diligence process and evaluate measures to increase resiliency in our underwriting process;

•	Regular evaluation of Granite for physical and transition climate-change risks and evaluate strategies to mitigate risks; and

•

Granite uses the integrated Measurabl Four Twenty Seven (427) platform to provide climate risk analytics for each asset with 1-100 risk scores in seven categories of climate related risks — sea level rise, floods, hurricanes, heat stress, water stress, wildfires, and earthquakes.

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RESULTS OF OPERATIONS

Net Income

The following is a summary of financial information from the combined statements of net income for the three months and years ended December 31, 2021 and 2020, respectively:

Net Income

	Three Months Ended December 31,			Years Ended December 31,
(in millions, except as noted)	2021	2020	$ change	2021	2020	$ change
Rental revenue	$105.3	$93.2	12.1	$393.5	$340.2	53.3
Revenue	105.3	93.2	12.1	393.5	340.2	53.3
Property operating costs	19.0	15.7	3.3	60.8	47.2	13.6
Net operating income	86.3	77.5	8.8	332.7	293.0	39.7
General and administrative expenses	12.4	7.9	4.5	38.4	32.2	6.2
Depreciation and amortization	0.2	0.4	(0.2)	1.3	1.2	0.1

Interest income	(0.9)	(0.6)	(0.3)	(3.1)	(2.4)	(0.7)
Interest expense and other financing costs	12.1	10.8	1.3	47.2	35.8	11.4
Foreign exchange gains, net	(2.1)	(0.7)	(1.4)	(5.1)	(3.7)	(1.4)
Fair value gains on investment properties, net	(349.1)	(140.8)	(208.3)	(1,298.9)	(273.4)	(1,025.5)
Fair value (gains) losses on financial instruments, net	(0.6)	(1.3)	0.7	1.2	3.4	(2.2)
Loss on sale of investment properties, net	0.2	0.7	(0.5)	0.8	0.9	(0.1)
Income before income taxes	414.1	201.1	213.0	1,550.9	499.0	1,051.9
Income tax expense	72.8	33.5	39.3	240.6	69.1	171.5
Net income	$341.3	$167.6	173.7	$1,310.3	$429.9	880.4

Net income attributable to:
Stapled unitholders	341.2	167.6	173.6	1,310.0	429.8	880.2
Non-controlling interests	0.1	—	0.1	0.3	0.1	0.2
	$341.3	$167.6	173.7	$1,310.3	$429.9	880.4

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Foreign Currency Translation

The majority of Granite’s investment properties are located in Europe and the United States and the cash flows derived from such properties are primarily denominated in Euros and US dollars. Accordingly, fluctuations in the Canadian dollar, Granite’s reporting currency, relative to the Euro and US dollar, will result in fluctuations in the reported values of revenues, expenses, cash flows, assets and liabilities. The most significant foreign currency exchange rates that impact Granite’s business are summarized in the following table:

	Average Exchange Rates						Period End Exchange Rates
	Three Months Ended December 31,			Years Ended December 31,			December 31, 2021	December 31, 2020
	2021	2020	Change	2021	2020	Change			Change
$ per €1.00	1.441	1.553	(7%)	1.482	1.529	(3%)	1.440	1.560	(8%)
$ per US$1.00	1.261	1.303	(3%)	1.254	1.341	(6%)	1.266	1.275	(1%)

For the three months and year ended December 31, 2021 compared to the prior year periods, the average exchange rates of the Euro and US dollar relative to the Canadian dollar were lower, which on a comparative basis, decreased the Canadian dollar equivalent of revenue and expenses from Granite’s European and US operations.

The period end exchange rates of the Euro and the US dollar relative to the Canadian dollar on December 31, 2021 were lower when compared to the December 31, 2020 exchange rates. As a result, the Canadian dollar equivalent of assets and liabilities from Granite’s European and US operations were lower when compared to December 31, 2020.

On a net basis, the effect of the changes in exchange rates on Granite’s operating results for the three months and year ended December 31, 2021 was as follows:

Effects of Changes in Exchange Rates on Operating Results

	Three Months Ended December 31,	Years Ended December 31,
(in millions, except per unit information)	2021 vs 2020	2021 vs 2020
Decrease in revenue	$(4.3)	$(17.7)
Decrease in NOI — cash basis	(3.7)	(19.7)
Decrease in net income	(9.4)	(52.2)
Decrease in FFO	(2.9)	(12.7)
Decrease in AFFO	(2.6)	(11.8)
Decrease in FFO per unit	$(0.04)	$(0.20)
Decrease in AFFO per unit	$(0.04)	$(0.19)

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Operating Results

Revenue

Revenue

	Three Months Ended December 31,			Years Ended December 31,
	2021	2020	$ change	2021	2020	$ change
Rental revenue and amortization(1)	$87.6	$78.1	9.5	$335.2	$295.2	40.0
Tenant recoveries	17.7	15.1	2.6	58.3	45.0	13.3
Revenue	$105.3	$93.2	12.1	$393.5	$340.2	53.3

(1)	Rental revenue and amortization include base rent, straight-line rent amortization and tenant incentive amortization.

Revenue for the three month period ended December 31, 2021 increased by $12.1 million to $105.3 million from $93.2 million in the prior year period. The components contributing to the change in revenue are detailed below:

Q4 2021 vs Q4 2020 Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:

•	contractual rent adjustments included $0.6 million from consumer price index based increases and $2.1 million from fixed contractual adjustments related to rent escalations;

•

the acquisitions of properties located in the United States, Canada and the Netherlands beginning in the fourth quarter of 2020 increased revenue by $14.2 million, which included $2.4 million of tenant recoveries;

•	revenue increased by $0.8 million due to various renewal and re-leasing activities for properties primarily in Canada, the United States and the Netherlands;

•	the sale of properties located in Spain, Austria and the United Kingdom during the fourth quarter of 2020 and during 2021 decreased revenue by $0.5 million; and

•

foreign exchange had a net $4.3 million negative impact as the relative strengthening of the Canadian dollar against the Euro and US dollar decreased revenue by $2.4 million and $1.9 million, respectively.

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Revenue for the year ended December 31, 2021 increased by $53.3 million to $393.5 million from $340.2 million in the prior year period. The components contributing to the change in revenue are detailed below:

Year 2021 vs Year 2020 Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:

•	contractual rent adjustments included $1.6 million from consumer price index based increases and $8.4 million from fixed contractual adjustments related to rent escalations;

•	the acquisitions of properties located in the United States, Canada and the Netherlands during 2020 and 2021 increased revenue by $59.3 million, which included $9.6 million of tenant recoveries;

•	revenue increased by $5.0 million due to various renewal and re-leasing activities for properties primarily in Canada, the United States and the Netherlands;

•	the sale of properties located in Canada, Spain, Austria and the United Kingdom during 2020 and 2021 decreased revenue by $3.0 million; and

•

foreign exchange had a net $17.7 million negative impact as the relative strengthening of the Canadian dollar against the Euro and US dollar decreased revenue by $4.0 million and $13.7 million, respectively.

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Revenue by major currency for the three month periods and years ended December 31, 2021 and 2020 was as follows:

Revenue by Currency

As a majority of the Trust’s revenue is denominated in currencies other than the Canadian dollar, Granite uses derivative financial instruments, including cross currency interest rate swaps, forward currency contracts and foreign exchange collars, to partially hedge its exposure to foreign currencies and reduce the potential impact that foreign currency rate changes may have on Granite’s operating results, cash flows and distributions (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

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Net Operating Income

Net operating income (“NOI”) in the three months ended December 31, 2021 was $86.3 million compared to $77.5 million during the three months ended December 31, 2020. NOI in the year ended December 31, 2021 was $332.7 million compared to $293.0 million in the year ended December 31, 2020. NOI — cash basis excludes the impact of lease termination, close-out fees, straight-line rent and tenant incentive amortization and reflects the cash generated by the income-producing properties excluding lease termination and close-out fees on a period-over-period basis. NOI — cash basis was $85.7 million in the three months ended December 31, 2021 compared with $76.3 million in the prior year period, an increase of 12.3%. NOI — cash basis was $329.0 million in the year ended December 31, 2021 compared with $289.5 million in the prior year period, an increase of 13.6%.

Same property NOI — cash basis refers to the NOI — cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes the impact of properties that were acquired, disposed and classified as held for sale, or properties under development during the periods under comparison. Same property NOI — cash basis in the three months ended December 31, 2021 was $73.0 million, compared with $73.2 million in the prior year period. Same property NOI — cash basis in the year ended December 31, 2021 was $262.3 million, compared to $266.6 million in the year ended December 31, 2020. The changes in NOI, NOI — cash basis and same property NOI — cash basis are detailed below:

Same Property NOI

	Sq ft(1) (in millions)	Three Months Ended December 31,				Sq ft(1)	Years Ended December 31,
		2021	2020	$ change	% change	(in millions)	2021	2020	$ change	% change
Revenue		$105.3	$93.2	12.1			$393.5	$340.2	53.3
Less: Property operating costs		19.0	15.7	3.3			60.8	47.2	13.6
NOI		$86.3	$77.5	8.8	11.4%		$332.7	$293.0	39.7	13.5%
Add (deduct):
Straight-line rent amortization		(1.8)	(2.5)	0.7			(8.8)	(8.8)	—
Tenant incentive amortization		1.2	1.3	(0.1)			5.1	5.3	(0.2)
NOI — cash basis	55.1	$85.7	$76.3	9.4	12.3%	55.1	$329.0	$289.5	39.5	13.6%
Less NOI — cash basis for:
Acquisitions	10.9	(11.4)	(1.2)	(10.2)		16.3	(58.3)	(13.0)	(45.3)
Developments	—	—	—	—		0.5	(2.5)	(0.4)	(2.1)
Dispositions and assets held for sale	1.5	(1.3)	(1.9)	0.6		2.0	(5.9)	(9.5)	3.6
Same property NOI — cash basis	44.2	$73.0	$73.2	(0.2)	(0.3)%	38.3	$262.3	$266.6	(4.3)	(1.6)%
Constant currency same property NOI — cash basis(2)	44.2	$73.0	$70.1	2.9	4.0%	38.3	$262.3	$255.8	6.5	2.5%

(1)	The square footage relating to the NOI — cash basis represents GLA of 55.1 million square feet as at December 31, 2021. The square footage relating to the same property NOI — cash basis represents the

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aforementioned GLA excluding the impact from the acquisitions, dispositions, assets held for sale and developments during the relevant period.

(2)	Constant currency same property NOI — cash basis is calculated by converting the comparative same property NOI — cash basis at current foreign exchange rates.

Property operating costs include recoverable and non-recoverable costs from tenants and consist of property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses. Granite’s employee compensation expenses are excluded in property operating costs.

Straight-line rent amortization represents the scheduled fixed rent changes or rent-free periods in leases that are recognized in revenue evenly on a straight-line basis over the term of the lease. Tenant incentive amortization mainly represents allowances provided to tenants that are recognized in revenue evenly on a straight-line basis over the term of the lease and primarily comprises the amortization associated with the cash allowance incentives paid to Magna in respect of the 10-year lease extensions exercised during the 2014 year at the Thondorf and Eurostar properties in Graz, Austria.

NOI — cash basis for the three months ended December 31, 2021 increased by $9.4 million to $85.7 million from $76.3 million in the prior year period, representing an increase of 12.3%. NOI — cash basis for the year ended December 31, 2021 increased by $39.5 million to $329.0 million from $289.5 million in the prior year period, representing an increase of 13.6%. The increase in NOI — cash basis was largely a result of the increase in rental revenue as noted previously, partially offset by an increase in property operating costs primarily relating to the properties acquired in 2020 and 2021.

Same property NOI — cash basis for the three months ended December 31, 2021 decreased by $0.2 million (0.3%) to $73.0 million from $73.2 million primarily due to the unfavourable foreign exchange impact from the strengthening of the Canadian dollar against the Euro and US dollar, partially offset by the increase in contractual rents arising from both consumer price index and fixed rent increases, re-leasing and renewals of various leases for properties primarily located in the United States, Canada and the Netherlands and the expiry of free rent periods for certain assets. Excluding the impact of foreign exchange, same property NOI — cash basis for the three month period ended December 31, 2021 increased by $2.9 million (4.0%) from the prior year period.

Same property NOI — cash basis for the year ended December 31, 2021 decreased $4.3 million (1.6%) to $262.3 million from $266.6 million primarily due to the unfavourable foreign exchange impact from the strengthening of the Canadian dollar against the Euro and US dollar, partially offset by the increase in contractual rents arising from both consumer price index and fixed rent increases, re-leasing and renewals of various leases for properties primarily located in the United States, Canada and the Netherlands and the expiry of free rent periods for certain assets. Excluding the impact of foreign exchange, same property NOI — cash basis for the year ended December 31, 2021 increased $6.5 million (2.5%) from the prior year period.

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NOI — cash basis for the three month periods and years ended December 31, 2021 and 2020 by geography was as follows:

NOI — Cash Basis by Geography

Granite’s property portfolio and NOI — cash basis are geographically diversified, which reduces the risk to Granite’s operating results from any particular country’s economic downturn.

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Same property NOI — cash basis for the three month periods and years ended December 31, 2021 and 2020 by geography was as follows:

Same Property NOI — Cash Basis by Geography

	Three Months Ended December 31,			Years Ended December 31,
	2021	2020	% change	2021	2020	% change
Canada	$13.4	$13.0	2.8%	$50.3	$48.0	4.7%
United States	33.2	32.6	1.9%	111.8	115.5	(3.2)%
Austria	16.1	17.0	(5.4)%	65.7	66.9	(1.8)%
Germany	5.7	6.5	(11.7)%	23.8	25.2	(5.6)%
Netherlands	4.6	4.1	12.4%	10.7	11.0	(2.2)%
Same Property NOI — cash basis	$73.0	$73.2	(0.3)%	$262.3	$266.6	(1.6)%

Constant currency same property NOI — cash basis for the three month periods and years ended December 31, 2021 and 2020 by geography was as follows, which is calculated by converting the comparative same property NOI — cash basis at current foreign exchange rates:

Constant Currency Same Property NOI — Cash Basis by Geography

	Three Months Ended December 31,			Years Ended December 31,
	2021	2020	% change	2021	2020	% change
Canada	$13.4	$13.0	2.8%	$50.3	$48.0	4.7%
United States	33.2	31.6	5.3%	111.8	107.9	3.6%
Austria	16.1	15.7	2.6%	65.7	64.8	1.3%
Germany	5.7	6.0	(4.8)%	23.8	24.5	(2.5)%
Netherlands	4.6	3.8	21.1%	10.7	10.6	0.9%
Constant Currency Same Property NOI — cash basis (1)	$73.0	$70.1	4.0%	$262.3	$255.8	2.5%

(1)	Constant currency same property NOI — cash basis is calculated by converting the comparative same property NOI — cash basis at current foreign exchange rates.

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General and Administrative Expenses

General and administrative expenses consisted of the following:

General and Administrative Expenses

	Three Months Ended December 31,			Years Ended December 31,
	2021	2020	$ change	2021	2020	$ change
Salaries and benefits	$4.9	$4.0	0.9	$17.1	$15.1	2.0
Audit, legal and consulting	0.9	0.8	0.1	3.5	3.4	0.1
Trustee/director fees and related expenses	0.4	0.4	—	1.6	1.4	0.2
Executive unit-based compensation expense including distributions	1.2	1.1	0.1	5.0	4.8	0.2
Fair value remeasurement of trustee/director and executive unit-based compensation plans	3.6	0.3	3.3	6.1	2.1	4.0
Other public entity costs	0.5	0.6	(0.1)	2.0	2.0	—
Office rents including property taxes and common area maintenance costs	0.1	0.1	—	0.4	0.4	—
Capital tax	0.2	—	0.2	0.6	0.6	—
Information technology	0.5	0.3	0.1	1.8	1.1	0.7
Other	0.4	0.3	0.1	1.0	1.3	(0.3)
	$12.7	$7.9	4.7	$39.1	$32.2	6.9
Less: capitalized general and administrative expenses	(0.3)	—	(0.2)	(0.7)	—	(0.7)
General and administrative expenses	$12.4	$7.9	4.5	$38.4	$32.2	6.2

General and administrative expenses were $12.4 million for the three month period ended December 31, 2021 and increased $4.5 million in comparison to the prior year period primarily as a result of the following:

•	an increase in salaries and benefits expense primarily due to additional employees in North America and Europe; and

•

an increase in the fair value remeasurement associated with the trustee/director and executive unit-based compensation plans resulting from the increase in market price of the Trust’s stapled units in the current year period relative to the prior year period, partially offset by;

•	an increase in capitalized general administrative expenses related to an increase in development activity in the current year period.

General and administrative expenses were $38.4 million for the year ended December 31, 2021 and increased $6.2 million in comparison to the prior year period primarily as a result of the following:

•

an increase in salaries and benefits expense primarily due to additional employees as previously mentioned and an increase to incentive compensation paid in the current year period relating to the 2020 fiscal year, partially offset by the severance for a departed executive in Q3 2020;

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•

an increase in the fair value remeasurement associated with the trustee/director and executive unit-based compensation plans resulting from the increase in market price of the Trust’s stapled units in the current year period relative to the prior year; and

•	an increase in information technology expenses resulting primarily from new software platforms implemented during the year, partially offset by;

•	an increase in capitalized general administrative expenses resulting from salaries and wages related to an increase in development activity in the current year period.

Interest Income

Interest income for the three month period ended December 31, 2021 increased $0.3 million to $0.9 million from $0.6 million in the prior year period. Interest income for the year ended December 31, 2021 increased $0.7 million to $3.1 million from $2.4 million in the prior year period. Both increases were due to higher invested cash balances on hand.

Interest Expense and Other Financing Costs

Interest expense and other financing costs for the three month period ended December 31, 2021 increased $1.3 million to $12.1 million from $10.8 million in the prior year period. The increase was related to higher interest costs resulting from the issuance of the 2028 Debentures in August 2021 and the 2030 Debentures in December 2020, partially offset by lower interest costs resulting from Granite LP’s redemption of the then outstanding $250.0 million aggregate principal amount of its 3.788% Series 2 senior debentures due July 5, 2021 (the “2021 Debentures”) on January 4, 2021.

Interest expense and other financing costs for the years ended December 31, 2021 and 2020 were $47.2 million and $35.8 million, respectively. The $11.4 million increase is primarily due to increased interest costs related to the issuance of the 2028 Debentures in August 2021, the 2027 Debentures in June 2020, the 2030 Debentures in December 2020, the $4.0 million of early redemption premium incurred for the 2021 Debentures and $0.5 million of accelerated amortization of original financing costs related to the financing of Granite’s credit facility during the first quarter of 2021, partially offset by the redemption of the 2021 Debentures in January 2021.

As at December 31, 2021, Granite’s weighted average cost of interest-bearing debt was 1.81% (December 31, 2020 — 1.91%) and the weighted average debt term-to-maturity was 5.5 years (December 31, 2020 — 5.6 years).

Foreign Exchange Gains and Losses, Net

Granite recognized net foreign exchange gains of $2.1 million and $0.7 million in the three months ended December 31, 2021 and 2020, respectively. The $1.4 million increase in net foreign exchange gains is primarily due to foreign exchange gains from the settlement of foreign exchange collar contracts in the current year period and the remeasurement of certain monetary assets and liabilities of the Trust that are denominated in US dollars and Euros.

Granite recognized net foreign exchange gains of $5.1 million and $3.7 million in the years ended December 31, 2021 and 2020, respectively. The $1.4 million increase in net foreign exchange gains is primarily due to foreign exchange gains from the settlement of foreign exchange collar contracts in the current year period and the remeasurement of certain monetary assets and liabilities of the Trust that are denominated in US dollars and Euros.

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Fair Value Gains and Losses on Investment Properties, Net

Net fair value gains on investment properties were $349.1 million and $140.8 million in the three months ended December 31, 2021 and 2020, respectively. In the three months ended December 31, 2021, net fair value gains of $349.1 million were primarily attributable to favourable changes in fair market rent assumptions as well as compression in discount and terminal capitalization rates for properties located in the Greater Toronto Area in Ontario, Canada (the “GTA”) and across the United States and Europe.

Net fair value gains on investment properties in the three months ended December 31, 2020 of $140.8 million were primarily attributable to favourable changes in leasing assumptions associated with fair market rent increases as well as compression in discount and terminal capitalization rates for properties located in the GTA and across the United States as well as compression in discount and terminal capitalization rates for certain of the Trust’s modern warehouse properties in Germany and the Netherlands, partially offset by an increase in discount rates for certain properties located in Austria due to market conditions and the nature of the tenants and properties in this jurisdiction.

Net fair value gains on investment properties were $1,298.9 million and $273.4 million in the years ended December 31, 2021 and 2020, respectively. In the year ended December 31, 2021, net fair value gains of $1,298.9 million were primarily attributable to various factors including i) favourable changes in leasing assumptions associated with fair market rent increases for properties located in Canada and the United States and ii) compression in discount and terminal capitalization rates for properties located in the GTA, across the United States and Europe resulting from the continued market demand for industrial real estate properties.

Net fair value gains on investment properties in the year ended December 31, 2020 of $273.4 million were attributable to various factors including i) an increase in fair value of an acquired property in Dallas, Texas as a result of market confirmation of capitalization rates favourable to initial acquisition metrics of the forward purchase for this modern e-commerce facility, ii) the favourable changes in leasing assumptions associated with fair market rent increases for properties located in Canada and the United States and iii) the increase in fair value of Granite’s developed property in Plainfield, Indiana as a result of executing a full building 10-year lease with a new tenant, partially offset by an increase in discount rates for properties located in Austria and Germany due to market conditions and the nature of the tenants and properties across these jurisdictions.

Fair Value Gains and Losses on Financial Instruments, Net

Fair value gains on financial instruments for the three month periods ended December 31, 2021 and 2020 were $0.6 million and $1.3 million, respectively. The fair value losses on financial instruments for the years ended December 31, 2021 and 2020 were $1.2 million and $3.4 million, respectively. The fair value gains on financial instruments for the three month period ended December 31, 2021 are related to the fair value movements of the 2024 Cross Currency Interest Rate Swap, partially offset by the fair value losses on foreign exchange collar contracts. The fair value losses on financial instruments for the year ended December 31, 2021 are related to the net fair value losses associated with the fair value movements of the 2021 Cross Currency Interest Rate Swap and the fair value losses on the foreign exchange collar contracts, partially offset by the fair value gains on the 2024 Cross Currency Interest Rate Swap. These derivatives were not designated in a hedging relationship and fair value changes are therefore recorded in the statements of net income.

The fair value gains on financial instruments for the three months ended December 31, 2020 and the fair value losses for the year ended December 31, 2020 are related to i) the fair value change

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of the 2024 Cross Currency Interest Rate Swap and the 2021 Cross Currency Interest Rate Swap and ii) unrealized losses on foreign exchange forward contracts, partially offset by fair value gains on foreign exchange collar contracts. These derivatives were not designated in a hedging relationship and fair value changes are therefore recorded in the statements of net income.

Loss on Sale of Investment Properties, Net

The loss on sale of investment properties for the three month period ended December 31, 2021 was $0.2 million and is primarily related to broker commissions and legal advisory costs associated with the disposition of the property in Ebergassing, Austria on November 30, 2021. The loss on sale of investment properties for the year ended December 31, 2021 was $0.8 million and is primarily related to broker commissions and legal advisory costs associated with the disposition of the property in Ebergassing, Austria previously mentioned, the property in Weikersdorf, Austria disposed on June 30, 2021 and the property in Redditch, United Kingdom disposed on January 28, 2021. The loss on sale of investment properties for the three months and year ended December 31, 2020 were $0.7 million and $0.9 million, respectively, and are primarily related to broker commissions and legal and advisory costs associate with the dispositions of two properties in Canada on September 14, 2020 and a property in Spain on October 23, 2020.

Income Tax Expense

Income tax expense is comprised of the following:

Income Tax Expense

	Three Months Ended December 31,			Years Ended December 31,
	2021	2020	$ change	2021	2020	$ change
Foreign operations	$1.4	$1.7	(0.3)	$6.8	$6.7	0.1
Related to sale of investment properties	2.8	0.7	2.1	5.1	0.7	4.4
Other	(1.3)	(1.3)	—	(0.3)	(0.8)	0.5
Current tax expense	2.9	1.1	1.8	11.6	6.6	5.0
Deferred tax expense	69.9	32.4	37.5	229.0	62.5	166.5
Income tax expense	$72.8	$33.5	39.3	$240.6	$69.1	171.5

For the three months ended December 31, 2021, current tax expense increased compared to the prior year period primarily due to the sale of an asset in Austria in 2021 compared to the sale of an asset in Spain in 2020, offset slightly by the effect of the strengthening of the Canadian dollar on Euro denominated tax expense as compared to the prior year period.

For the year ended December 31, 2021, current tax expense increased compared to the prior year period primarily due to the taxable dispositions of two assets in Austria in 2021 compared to the sale of an asset in Spain in 2020, higher taxes in foreign jurisdictions from acquisitions, as well as the recognition of tax assets in Canada for taxation years that have gone statute barred during 2020, offset slightly by the recognition of tax assets in Germany for taxation years that have gone statute barred during 2021 and the strengthening of the Canadian dollar on Euro denominated tax expense as compared to the prior year period.

The increase in deferred tax expense for the three months and year ended December 31, 2021 compared to the prior year periods was primarily due to an increase in fair value gains on investment properties in jurisdictions in which deferred taxes are recorded.

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Net Income Attributable to Stapled Unitholders

For the three month period ended December 31, 2021, net income attributable to stapled unitholders was $341.2 million compared to $167.6 million in the prior year period. The increase in net income attributable to stapled unitholders was primarily due to a $208.3 million increase in fair value gains on investment properties and a $8.8 million increase in net operating income, partially offset by a $39.3 million increase in income tax expense. The period-over-period variance is further summarized below:

Q4 2021 vs Q4 2020 Change in Net Income Attributable to Stapled Unitholders

For the year ended December 31, 2021, net income attributable to stapled unitholders was $1,310.0 million compared to $429.8 million in the prior year period. The increase in net income attributable to stapled unitholders was primarily due to a $1,025.5 million increase in fair value gains on investment properties and a $39.7 million increase in net operating income, partially offset by a $171.5 million increase in income tax expense and a $11.4 million increase in interest expense and other financing costs. The period-over-period variance is further summarized below:

Year 2021 vs Year 2020 Change in Net Income Attributable to Stapled Unitholders

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Funds From Operations and Adjusted Funds From Operations

The reconciliation of net income attributable to stapled unitholders to FFO and AFFO for the three months and years ended December 31, 2021 and 2020, respectively, is presented below:

FFO and AFFO Reconciliation

		Three Months Ended December 31,		Years Ended December 31,
(in millions, except per unit information)		2021	2020	2021	2020

Net income attributable to stapled unitholders		$341.2	$167.6	$1,310.0	$429.8
Add (deduct):
Fair value gains on investment properties, net		(349.1)	(140.8)	(1,298.9)	(273.4)
Fair value (gains) losses on financial instruments		(0.6)	(1.3)	1.2	3.4
Loss on sale of investment properties		0.2	0.7	0.8	0.9
Current income tax expense associated with the sale of investment properties		2.8	0.7	5.1	0.7
Deferred income tax expense		69.9	32.4	229.0	62.5
Fair value remeasurement expense relating to the Executive Deferred Stapled Unit Plan		2.3	0.3	3.8	1.4
Non-controlling interests relating to the above		0.1	—	0.3	0.1
FFO	[A]	$66.8	$59.6	$251.3	$225.4
Add (deduct):
Maintenance or improvement capital expenditures incurred		(6.7)	(0.4)	(9.4)	(3.6)
Leasing commissions incurred		—	(0.7)	(2.5)	(0.8)
Tenant allowances incurred		(0.3)	(1.2)	(0.5)	(1.8)
Tenant incentive amortization		1.2	1.3	5.1	5.3
Straight-line rent amortization		(1.8)	(2.5)	(8.8)	(8.8)
AFFO	[B]	$59.2	$56.1	$235.2	$215.7

Per unit amounts:
Basic and diluted FFO per stapled unit	[A]/[C] and [A]/[D]	$1.02	$1.00	$3.93	$3.98
Basic and diluted AFFO per stapled unit	[B]/[C] and [B]/[D]	$0.90	$0.94	$3.68	$3.81
Basic weighted average number of stapled units	[C]	65.7	59.4	64.0	56.6

Diluted weighted average number of stapled units	[D]	65.8	59.5	64.0	56.7

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Funds From Operations

FFO for the three month period ended December 31, 2021 was $66.8 million ($1.02 per unit) compared to $59.6 million ($1.00 per unit) in the prior year period. The changes in the FFO components is summarized below:

Q4 2021 vs Q4 2020 Change in FFO

FFO for the year ended December 31, 2021 was $251.3 million ($3.93 per unit) compared to $225.4 million ($3.98 per unit) in the prior year period. The changes in the FFO components is summarized below:

Year 2021 vs Year 2020 Change in FFO

Included in FFO for the year ended December 31, 2021 is $4.0 million of early redemption premium related to the 2021 Debentures and $0.5 million of accelerated amortization of original financing costs related to the refinancing of Granite’s credit facility. Excluding these refinancing costs, FFO would be $255.8 million ($4.00 per unit).

FFO for the year ended December 31, 2020 includes $1.1 million of severance costs associated with the departure of an executive. Excluding this severance expense, FFO would have been $226.5 million ($4.00 per unit).

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AFFO for the three month period ended December 31, 2021 was $59.2 million ($0.90 per unit) compared to $56.1 million ($0.94 per unit) in the prior year period. The $3.1 million increase and $0.04 per unit decrease in AFFO components summarized below:

Q4 2021 vs Q4 2020 Change in AFFO

Additional details pertaining to the components of the change in AFFO are as follows:

•	the $7.2 million increase in FFO, as noted previously;

•

a $0.9 million and $0.7 million increase in AFFO from a decrease in tenant allowances and leasing commissions incurred, respectively, primarily from lower re-leasing and renewal activities compared to the prior year period; and

•

a $0.6 million decrease in tenant incentive and straight-line rent amortization primarily due to lower free-rent offered in the fourth quarter of 2021 as compared to the fourth quarter of 2020, partially offset by;

•	a $6.3 million decrease in AFFO from higher maintenance or improvement capital expenditures incurred in the current year period relating to maintenance capital projects primarily in the United States.

34    Granite REIT 2021

AFFO for the year ended December 31, 2021 was $235.2 million ($3.68 per unit) compared to $215.7 million ($3.81 per unit) in the prior year period. The $19.5 million increase and $0.13 per unit decrease in AFFO is summarized below:

Year 2021 vs Year 2020 Change in AFFO

Additional details pertaining to the components of the change in AFFO are as follows:

•	the $25.9 million increase in FFO, as noted previously, partially offset by;

•	a $5.8 million decrease in AFFO from higher maintenance or improvement capital expenditures incurred in the current year relating to maintenance projects primarily in the United States and Germany.

Excluding the aforementioned refinancing costs of $4.5 million recognized in the year ended December 31, 2021, AFFO would be $239.7 million ($3.75 per unit). In comparison, excluding the aforementioned severance of $1.1 million, AFFO would have been $216.8 million ($3.83 per unit) in the prior year period.

INVESTMENT PROPERTIES

Granite’s investment properties consist of income-producing properties, properties under development and land held for development. Substantially all of the income-producing properties are for industrial use and can be categorized as (i) distribution/e-commerce, (ii) industrial/warehouse, (iii) flex/office or (iv) special purpose properties designed and built with specialized features and leased primarily to Magna. Granite’s categorization of income-producing properties has been updated in 2021 to reflect how management characterizes its properties in light of Granite’s recent growth and transformation of its portfolio towards logistics, e-commerce and distribution/warehouse facilities.

The attributes of the income-producing properties are versatile and are based on the needs of the tenant such that an industrial property used by a certain tenant for light or heavy manufacturing can be used by another tenant for other industrial uses after some retrofitting if necessary. Accordingly, the investment property portfolio is substantially for industrial use and, as such, Granite determined that its asset class comprises industrial properties for purposes of financial reporting. The fair value of the industrial properties, as noted below, is based upon the current tenanting, existing use and attributes of such properties.

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Properties under development are comprised of (i) a 89.0 acre greenfield site in Houston, Texas for which construction is underway on three modern industrial buildings (two speculative and one pre-leased) totaling 1.4 million square feet and are expected to be completed between the second quarter of 2022 and fourth quarter of 2022, (ii) a 13.0 acre site in Altbach, Germany where construction of a 0.3 million square foot distribution/light industrial facility is underway and is expected to be completed in the first quarter of 2022, (iii) a 36.0 acre site in Fort Worth, Texas where vertical construction of a 0.6 million square foot, 36’ clear, state-of-the-art distribution/e-commerce facility with completion expected in the second quarter of 2022, (iv) a 51.0 acre greenfield site in Murfreesboro, Tennessee, where vertical construction of a 0.8 million square foot modern distribution facility is underway with an expected completion date in the third quarter of 2022 and (v) a 39.0 acre site in Lebanon, Tennessee, where construction of three modern industrial buildings totaling 0.5 million square feet is expected to be completed in the fourth quarter of 2022.

Land held for development comprises the remaining 101.0 acres of land in Houston, Texas held for the future development of up to a 2.7 million square foot multi-phased business park capable of accommodating buildings ranging from 0.3 million to 1.3 million square feet (of which 1.4 million square feet is underway as noted above), 12.9 acres of development land in West Jefferson, Ohio and a 92.2 acre parcel of land in Brantford, Ontario, for the development of a multi-phased business park comprising a total of approximately 1.7 million square feet of modern distribution and logistics space.

Summary attributes of the investment properties as at December 31, 2021 and December 31, 2020 are as follows:

Investment Properties Summary

As at December 31,	2021	2020
(in millions, except as noted)
Investment properties — fair value	$7,971.2	$5,855.6
Income-producing properties	7,727.4	5,786.3
Properties under development	162.8	31.5
Land held for development	81.0	37.8
Overall capitalization rate(1)	4.53%	5.61%

Number of investment properties	131	115
Income-producing properties	119	108
Properties under development	9	3
Land held for development	3	4

Property metrics
GLA, square feet	55.1	49.5
Occupancy, by GLA	99.7%	99.6%
Weighted average lease term in years, by square footage	5.8	6.3
Total number of tenants	123	86
Magna as a percentage of annualized revenue(2)	29%	36%
Magna as a percentage of GLA	22%	27%

(1)	Overall capitalization rate pertains only to income-producing properties.
(2)

Annualized revenue for each period presented is calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in December 2021 and December 2020 multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.

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Assets Held for Sale(1)

As at December 31,	2021	2020
(in millions, except as noted)
Assets held for sale
Fair value	$64.6	$—
Number of properties	3	—
GLA, square feet	0.6	—
Magna as a percentage of GLA	1%	—%
Annualized revenue	$4.4	$—

(1)

Assets held for sale are excluded from investment properties and related property metrics. Accordingly, three such assets that were held for sale as at December 31, 2021 were excluded from investment properties and related property metrics as at December 31, 2021 throughout this MD&A.

Granite has a high-quality global portfolio of large-scale properties strategically located in Canada, the United States and Europe. The fair value of the investment properties by country as at December 31, 2021 and December 31, 2020 was as follows:

Fair Value of Investment Properties by Geography(1)

(1)	Number of properties denoted in parentheses.

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The change in the fair value of investment properties by geography during the year ended December 31, 2021 was as follows:

Change in Fair Value of Investment Properties by Geography

	January 1, 2021	Acquisitions	Costs to complete acquired properties	Dispositions	Capital and leasing expenditures	Developments and expansion	Transfers(1)	Other	Fair value gains	Foreign Exchange	Classified as assets held for sale	December 31, 2021
Income-Producing Properties
Canada	$1,106.7	$104.0	$—	$—	$0.8	$9.1	$—	$0.8	$427.3	$—	$—	$1,648.7
USA	2,833.0	554.4	8.3	—	13.9	—	—	7.4	684.1	(11.4)	—	4,089.7
Austria	821.0	—	—	(26.2)	0.3	—	—	(4.7)	46.8	(63.4)	—	773.8
Germany	412.6	—	—	—	1.5	—	—	0.3	44.0	(32.7)	—	425.7
Netherlands	551.0	199.6	—	—	0.2	(0.4)	—	0.6	85.6	(47.1)	—	789.5
Other Europe	62.0	—	—	(10.6)	0.1	—	—	(0.3)	12.8	(2.9)	(61.1)	—
	5,786.3	858.0	8.3	(36.8)	16.8	8.7	—	4.1	1,300.6	(157.5)	(61.1)	7,727.4
Properties Under Development
USA	15.6	24.1	—	—	3.3	62.9	16.8	—	(0.3)	0.6	—	123.0
Germany	15.9	—	—	—	—	25.8	—	—	—	(1.9)	—	39.8
	31.5	24.1	—	—	3.3	88.7	16.8	—	(0.3)	(1.3)	—	162.8
Land Held for Development
Canada	—	63.7	—	—	—	2.0	—	—	(1.5)	—	—	64.2
USA	34.0	—	—	—	—	—	(16.8)	(0.1)	0.1	(0.4)	—	16.8
Other Europe	3.8	—	—	—	—	—	—	—	—	(0.3)	(3.5)	—
	37.8	63.7	—	—	—	2.0	(16.8)	(0.1)	(1.4)	(0.7)	(3.5)	81.0
Total	$5,855.6	$945.8	$8.3	($36.8)	$20.1	$99.4	$—	$4.0	$1,298.9	($159.5)	($64.6)	$7,971.2

(1)

Transfers are related to the reclassification of land held for development in Fort Worth, Texas and Houston, Texas to properties under development during the first and third quarter of 2021, respectively.

During the year ended December 31, 2021, the fair value of investment properties increased by $2,115.6 million primarily due to:

•

net fair value gains of $1,298.9 million which were attributable to various factors including fair market rent increases as well as compression in discount and terminal capitalization rates for properties located in the GTA and across the United States and Europe;

•

the acquisitions of sixteen income-producing properties, four properties under development in the United States and the Netherlands and a parcel of land held for development in Canada for $924.0 million, excluding associated transaction costs (see “SIGNIFICANT MATTERS — Property Acquisitions”); and

•

the additions of $99.4 million primarily relating to expansion projects at two properties in Canada, a property under development in Altbach, Germany and eight properties under development in the United States (see “SIGNIFICANT MATTERS — Construction, Development and Property Commitments)” partially offset by;

•	foreign exchange losses of $159.5 million resulting from the relative strengthening of the Canadian dollar against the US dollar and the Euro;

•

the classification of two income-producing properties and one parcel of land valued at $64.6 million as assets held for sale. These properties are classified as assets held for sale on the combined balance sheet and excluded from the investment properties categorization (see “SIGNIFICANT MATTERS — Assets Held for Sale”); and

38    Granite REIT 2021

•	the dispositions of three income-producing properties in the United Kingdom and Austria for $36.8 million (see “SIGNIFICANT MATTERS — Dispositions”).

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Granite measures its investment properties using valuations prepared by management. Granite does not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite’s portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the year ended December 31, 2021. The key valuation metrics for Granite’s investment properties including the discount and terminal capitalization rates by jurisdiction are summarized in note 4 to the audited combined financial statements for the year ended December 31, 2021. In addition, valuation metrics for Granite’s income-producing properties by asset category and region as at December 31, 2021 and December 31, 2020 were as follows:

Valuation Metrics by Asset Category

	Distribution/ E-Commerce		Industrial/ Warehouse		Special purpose properties		Flex/Office		Total
As at December 31,	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Overall capitalization rate(1)(2)	4.11%	4.97%	4.20%	5.79%	6.81%	7.71%	5.00%	6.02%	4.53%	5.61%
Terminal capitalization rate(1)	4.73%	5.44%	4.95%	5.96%	6.37%	6.87%	6.23%	6.93%	5.03%	5.82%
Discount rate(1)	5.30%	5.89%	5.70%	6.69%	7.29%	7.77%	6.83%	7.30%	5.67%	6.38%

Valuation Metrics by Region

As at December 31, 2021	Canada	USA	Austria	Germany	Nether- lands	Other Europe	Total
Income-producing property fair value	$1,648.7	$4,089.7	$773.8	$425.7	$789.5	$—	$7,727.4
Overall capitalization rate (1)	3.51%	4.30%	7.98%	5.60%	3.87%	—%	4.53%

As at December 31, 2020	Canada	USA	Austria	Germany	Nether- lands	Other Europe	Total
Income-producing property fair value	$1,106.7	$2,833.0	$821.0	$412.6	$551.0	$62.0	$5,786.3
Overall capitalization rate (1)	4.64%	5.24%	8.56%	5.87%	4.57%	8.15%	5.61%

(1)	Weighted based on income-producing property fair value.
(2)	Overall capitalization rate is calculated as stabilized net opertings income (property revenue less property expenses) divided by the fair value of the property.

Granite REIT 2021    39

A sensitivity analysis of the fair value of income-producing properties to changes in the overall capitalization rate, terminal capitalization rate and discount rate at December 31, 2021 is presented below:

Sensitivity Analysis of Fair Value of Income-Producing Properties

Rate sensitivity	Overall capitalization rate	Terminal capitalization rate	Discount rate
+50 bps	6,898.3	7,249.2	7,427.2
+25 bps	7,287.7	7,476.1	7,575.4
Base rate	$7,727.4	$7,727.4	$7,727.4
-25 bps	8,228.8	8,007.0	7,882.9
-50 bps	8,807.1	8,320.4	8,042.4

Capital Expenditures and Leasing Costs

Capital expenditures relate to sustaining the existing earnings capacity of the property portfolio.    Capital expenditures can include expansion or development expenditures and maintenance or improvement expenditures. Expansion or development capital expenditures are discretionary in nature and are incurred to generate new revenue streams and/or increase the productivity of a property. Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of a property. Leasing costs include direct leasing costs and lease incentives. Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces and/or cash allowances provided to tenants for leasehold improvement costs.

Included in total capital expenditure and leasing cost additions to investment properties are items which relate to the completion or lease up of recently acquired or developed properties. Such items are excluded from Granite’s calculation of AFFO. A reconciliation of total capital and leasing cost additions to investment properties to those included in AFFO for the three months and years ended December 31, 2021 and 2020 is below:

Maintenance Capital Expenditures and Leasing Costs

	Three Months Ended December 31,		Years Ended December 31,
	2021	2020	2021	2020
Additions to investment properties:
Leasing costs	$—	$0.9	$5.8	$3.4
Tenant improvements (1)	2.9	1.2	3.4	1.8
Maintenance capital expenditures	7.4	0.8	10.8	4.0
Other capital expenditures	2.5	12.5	17.1	21.2
	$12.8	$15.4	$37.1	$30.4

Less:
Leasing costs and tenant improvements related to acquisition activities	—	(0.3)	(0.4)	(0.8)
Leasing costs and tenant improvements related to development activities	(2.6)	—	(5.8)	(1.9)
Capital expenditures related to expansions	(2.7)	—	(9.4)	—
Capital expenditures related to property acquisitions	(0.5)	(12.8)	(9.1)	(21.5)
Capital expenditures and leasing costs included in AFFO	$7.0	$2.3	$12.4	$6.2

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(1)	Tenant improvements include tenant allowances and landlord’s work.

The capital expenditures and leasing costs incurred by quarter for the trailing eight quarters were as follows:

Capital Expenditures and Leasing Costs — Trailing Eight Quarters

		Q4’21	Q3’21	Q2’21	Q1’21	Q4’20	Q3’20	Q2’20	Q1’20
Total capital expenditures incurred		$9.9	$14.3	$3.2	$0.5	$13.3	$2.2	$6.2	$3.4
Total leasing costs and tenant improvements incurred		2.9	5.8	0.3	0.2	2.1	1.2	2.0	—
Total incurred	[A]	$12.8	$20.1	$3.5	$0.7	$15.4	$3.4	$8.2	$3.4
Less: Capital expenditures, leasing costs and tenant improvements related to acquisitions and developments		(5.8)	(13.7)	(1.8)	(0.1)	(13.1)	(2.6)	(6.1)	(2.4)
Capital expenditures and leasing costs included in AFFO	[B]	$7.0	$6.4	$1.7	$0.6	$2.3	$0.8	$2.1	$1.0
GLA, square feet	[C]	55.1	53.3	51.3	50.4	49.5	45.4	44.3	40.0
$ total incurred per square feet	[A]/[C]	$0.23	$0.38	$0.07	$0.01	$0.31	$0.07	$0.19	$0.09
$ capital expenditures and leasing costs included in AFFO per square feet	[B]/[C]	$0.13	$0.12	$0.03	$0.01	$0.05	$0.02	$0.05	$0.03

Development and Expansion Projects

The attributes of Granite’s properties under development and expansion projects as at December 31, 2021 were as follows:

Development and Expansion Projects

	Land acreage (in acres)	Expected sq ft of construction (in millions)	Target/ actual start date of construction	Target completion date	Actual construction costs as at December 31, 2021	Expected total construction cost(1)
As at December 31, 2021
Properties under development
Houston, TX (Phase I and II)	89.3	1.4	Q4 2019	Q4 2022	$28.4	$136.9
Fort Worth, TX	36.4	0.6	Q2 2021	Q2 2022	23.0	43.9
Altbach, Germany	12.8	0.3	Q1 2021	Q1 2022	29.2	31.7
Murfreesboro, TN	50.8	0.8	Q3 2021	Q3 2022	28.1	76.9
Highway 109, Lebanon, TN	38.8	0.5	Q3 2021	Q4 2022	8.9	66.8

Expansion projects
2095 Logistics Drive, Mississauga, ON	9.5	0.1	Q4 2019	Q2 2022	9.2	11.0
555 Beck Cres., Ajax, ON	7.6	—	Q2 2022	Q2 2023	0.2	8.5
5400 E 500 S, Whitestown, IN	59.3	0.3	Q1 2022	Q4 2022	—	39.7
	304.5	4.0			$127.0	$415.4

(1)	Construction cost excludes cost of land.

At Granite’s site in Houston, Texas, vertical construction commenced during the fourth quarter of 2021. The pre-leased 688,000 square foot, 40’ clear height, modern distribution building is being constructed as the second phase of the multi-phase development, in addition to the initial phase one of 669,000 square feet currently under construction. The build-to-suit project is estimated to be completed in the second quarter of 2022, while phase one is expected to be completed in the fourth quarter of 2022.

At Granite’s site in Fort Worth, Texas, vertical construction commenced during the second quarter of 2021. This speculative 605,000 square foot, 36’ clear, state-of-the-art distribution/e-commerce facility is expected to be completed in the second quarter of 2022.

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At Granite’s site in Altbach, Germany, vertical construction commenced during the first quarter of 2021. This approximately 290,000 square foot, 38’ clear height speculative distribution/light industrial facility is scheduled to be completed in the first quarter of 2022.

At Granite’s site in Murfreesboro, Tennessee, vertical construction commenced during the third quarter of 2021. This speculative 844,000 square foot, 40’ clear, state-of-the-art distribution/e-commerce facility is expected to be completed in the third quarter of 2022.

At Granite’s site in Lebanon, Tennessee, construction commenced during the third quarter of 2021. These three modern industrial buildings totaling approximately 509,000 square feet, with 32’ clear heights, are expected to be completed in the fourth quarter of 2022.

Vertical construction of the temperature controlled building expansion of approximately 60,000 square feet at its property at 2095 Logistics Drive in Mississauga, Ontario is expected to be completed by the second quarter of 2022.

Granite continues to advance site planning for the speculative expansion of 555 Beck Crescent in Ajax, Ontario. Vertical construction of the approximate 49,000 square foot, 32’ clear height expansion is expected to commence in the second quarter of 2022 with completion anticipated by the second quarter of 2023.

On December 22, 2021, Granite acquired an approximate 600,000 square foot modern distribution facility located in the Indianapolis submarket of Whitestown, Indiana. A value-enhancing expansion of the property, comprised of approximately 300,000 square feet, commenced in the first quarter of 2022 and is expected to be completed in the fourth quarter of 2022.

Leasing Profile

Magna, Granite’s Largest Tenant

At December 31, 2021, Magna International Inc. or one of its operating subsidiaries was the tenant at 29 (December 31, 2020 — 32) of Granite’s income-producing properties and comprised 29% (December 31, 2020 — 36%) of Granite’s annualized revenue and 22% (December 31, 2020 — 27%) of Granite’s GLA.

On June 18, 2021, Moody’s Investor Service, Inc. (“Moody’s”) confirmed Magna International Inc.’s credit rating of A3 and changed the trend to “Stable Outlook” from “Negative Outlook”. On July 6, 2021, DBRS confirmed the A(low) credit rating and changed the trend to “Stable Outlook” from “Negative Outlook”. On July 21, 2021, Standard & Poor’s confirmed the A- credit rating and changed the trend to “Stable Outlook” from “Negative Outlook”. Magna is a global mobility technology company with complete vehicle engineering and contract manufacturing expertise. Magna’s product capabilities include body, chassis, exteriors, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems.

Granite’s relationship with Magna is an arm’s length landlord and tenant relationship governed by the terms of Granite’s leases. Granite’s properties are generally leased to operating subsidiaries of Magna International Inc. and are not guaranteed by the parent company; however, Magna International Inc. is the tenant under certain of Granite’s leases. The terms of the lease arrangements with Magna generally provide for the following:

•	the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

•	rent escalations based on either fixed-rate steps or inflation;

•	renewal options tied to market rental rates or inflation;

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•	environmental indemnities from the tenant; and

•	a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in Granite’s leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna’s success is primarily dependent upon the levels of North American, European and Chinese car and light truck production by Magna’s customers. Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may or may not renew leases for facilities currently under lease at their expiries.

Other Tenants

In addition to Magna, at December 31, 2021, Granite had 122 other tenants from various industries that in aggregate comprised 71% of the Trust’s annualized revenue. Each of these tenants accounted for less than 6% of the Trust’s annualized revenue as at December 31, 2021.

Granite’s top 10 tenants by annualized revenue at December 31, 2021 are summarized in the table below:

Top 10 Tenants Summary

Tenant	Annualized Revenue %	GLA %	WALT (years)	Credit Rating(1)(2)
Magna	29%	22%	4.4	A-
Amazon	5%	4%	17.2	AA
True Value Company	3%	3%	19.2	NR
ADESA	2%	—%	7.6	NR
Restoration Hardware	2%	2%	6.3	Ba2
Hanon Systems	2%	1%	7.7	AA
Spreetail FTP	2%	2%	4.8	NR
Light Mobility Solutions GmbH	2%	1%	1.9	NR
Ingram Micro	2%	2%	3.0	BB-
Cornerstone Brands	2%	2%	2.8	B+
Top 10 Tenants	51%	39%	6.8

(1)	Credit rating is quoted on the Standard & Poor’s rating scale or equivalent where publicly available. NR refers to Not Rated.
(2)	The credit rating indicated may, in some instances, apply to an affiliated company of Granite’s tenant which may not be the guarantor of the lease.

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Lease Expiration

As at December 31, 2021, Granite’s portfolio had a weighted average lease term by square footage of 5.8 years (December 31, 2020 — 6.3 years) with lease expiries by GLA (in thousands of square feet) and any lease renewals committed adjusted accordingly, lease count and annualized revenue (calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in December 2021, excluding assets held for sale, multiplied by 12 months, in millions) as set out in the table below:

Lease Maturity Summary

	Total GLA	Total Lease Count	Total Annualized Revenue $	Vacancies	2022		2023		2024		2025		2026		2027		2028 and Beyond
Country				Sq Ft	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $
Canada	6,429	33	58.9	—	488	3.9	380	2.3	642	5.4	1,450	11.5	574	5.8	253	2.4	2,642	27.6
Canada-committed	—	—	—	—	(276)	(2.2)	—	—	—	—	—	—	—	—	276	2.2	—	—
Canada — net	6,429	33	58.9	—	212	1.7	380	2.3	642	5.4	1,450	11.5	574	5.8	529	4.6	2,642	27.6
United States	32,797	75	184.7	90	4,287	20.0	6,253	30.0	3,130	16.2	1,340	6.9	3,164	17.4	1,407	6.4	13,126	87.8
United States-committed	—	—	—	—	(1,952)	(8.6)	(201)	(1.5)	346	1.7	—	—	—	—	301	1.3	1,506	7.1
United States — net	32,797	75	184.7	90	2,335	11.4	6,052	28.5	3,476	17.9	1,340	6.9	3,164	17.4	1,708	7.7	14,632	94.9
Austria	7,472	9	60.0	—	802	9.8	125	1.2	5,349	37.0	—	—	389	3.0	—	—	807	9.0
Austria-committed	—	—	—	—	(802)	(9.8)	—	—	—	—	—	—	—	—	802	9.8	—	—
Austria-net	7,472	9	60.0	—	—	—	125	1.2	5,349	37.0	—	—	389	3.0	802	9.8	807	9.0
Germany	3,504	12	23.9	—	283	2.1	2,187	14.8	308	2.1	195	1.6	303	1.6	—	—	228	1.7
Germany-committed	—	—	—	—	(283)	(2.1)	—	—	—	—	—	—	—	195	283	2.1	—	—
Germany-net	3,504	12	23.9	—	—	—	2,187	14.8	308	2.1	195	1.6	303	1.6	283	2.1	228	1.7
Netherlands	4,872	36	32.7	53	32	0.1	357	2.5	68	0.8	630	4.8	355	1.6	1,125	7.4	2,252	15.5
Netherlands — committed	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Netherlands — net	4,872	36	32.7	53	32	0.1	357	2.5	68	0.8	630	4.8	355	1.6	1,125	7.4	2,252	15.5
Total	55,074	165	360.2	143	5,892	35.9	9,302	50.8	9,497	61.5	3,615	24.8	4,785	29.4	2,785	16.2	19,055	141.6
Total-committed	—	—	—	—	(3,313)	(22.7)	(201)	(1.5)	346	1.7	—	—	—	—	1,662	15.4	1,506	7.1
As at December 31, 2021	55,074	165	360.2	143	2,579	13.2	9,101	49.3	9,843	63.2	3,615	24.8	4,785	29.4	4,447	31.6	20,561	148.7
% of portfolio as at December 31, 2021:
* by sq ft	100%			0.3%	4.7%		16.5%		17.9%		6.5%		8.7%		8.1%		37.3%
* by Annualized Revenue			100%			3.7%		13.7%		17.5%		6.9%		8.1%		8.8%		41.3%

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Occupancy Roll Forward

The tables below provide a summary of occupancy changes during the three months and year ended December 31, 2021.

Occupancy Roll Forward for Q4 2021

	Three Months Ended December 31, 2021
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Europe- Other	Total
Total portfolio size, October 1, 2021	5,891	32,165	7,472	3,504	4,006	299	53,337
Vacancy, October 1, 2021	—	(341)	—	—	(78)	—	(419)
Occupancy, October 1, 2021	5,891	31,824	7,472	3,504	3,928	299	52,918
Occupancy %, October 1, 2021	100.0%	98.9%	100.0%	100.0%	98.1%	100.0%	99.2%
Acquired occupancy, net	538	633	—	—	865	—	2,036
Dispositions and assets held for sale	—	—	—	—	—	(299)	(299)
Expiries	—	—	—	—	(14)	—	(14)
Renewals	—	—	—	—	7	—	7
New Leases	—	251	—	—	32	—	283
Occupancy, December 31, 2021	6,429	32,708	7,472	3,504	4,818	—	54,931
Total portfolio size, December 31, 2021	6,429	32,798	7,472	3,504	4,871	—	55,074
Occupancy %, December 31, 2021	100.0%	99.7%	100.0%	100.0%	98.9%	—%	99.7%

Occupancy Roll Forward for Year 2021

	Year Ended December 31, 2021
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Europe- Other	Total
Total portfolio size, January 1, 2021	5,891	27,521	8,101	3,504	3,810	661	49,488
Vacancy, January 1, 2021	—	(90)	—	—	—	(29)	(119)
Occupancy, January 1, 2021	5,891	27,431	8,101	3,504	3,810	632	49,369
Occupancy %, January 1, 2021	100.0%	99.7%	100.0%	100.0%	100.0%	95.6%	99.8%
Acquired occupancy, net	538	5,026	—	—	983	—	6,547
Dispositions and assets held for sale	—	—	(629)	—	—	(661)	(1,290)
Expiries	(316)	(679)	(389)	(548)	(14)	(336)	(2,282)
Renewals	316	316	389	428	7	336	1,792
New Leases	—	614	—	120	32	29	795
Occupancy, December 31, 2021	6,429	32,708	7,472	3,504	4,818	—	54,931
Total portfolio size, December 31, 2021	6,429	32,798	7,472	3,504	4,871	—	55,074
Occupancy %, December 31, 2021	100.0%	99.7%	100.0%	100.0%	98.9%	—%	99.7%

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LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Granite has various sources of available liquidity including cash, cash equivalents and the unused portion of its unsecured credit facility that aggregated to $1,400.5 million as at December 31, 2021 compared to $1,330.3 million at December 31, 2020, as summarized below:

Sources of Available Liquidity

As at December 31,	2021	2020
Cash and cash equivalents	$402.5	$831.3
Unused portion of credit facility	998.0	499.0
Available liquidity(1)	$1,400.5	$1,330.3

Additional sources of liquidity:
Assets held for sale(2)	$64.6	$—
Unencumbered assets(3)	$7,940.2	$5,855.6

(1)	Represents a non-IFRS performance measure. For definitions of Granite’s non-IFRS performance measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)	Two income-producing properties and one parcel of land held for development located in Europe were classified as assets held for sale on the audited combined financial statements at December 31, 2021.
(3)

Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its credit facility, term loan agreements and trust indentures.

The increase in liquidity is primarily due to the amendment made to the existing unsecured credit facility on March 31, 2021 resulting in an additional borrowing capacity of $500 million, the net proceeds of $303.1 million from the equity offering completed on June 9, 2021, and the net proceeds of $497.3 million from the issuance of the 2028 Debentures on August 30, 2021, net proceeds of $35.4 million received from the dispositions of three income-producing properties in the United Kingdom and Austria, partially offset by the redemption of the 2021 Debentures of $254.0 million on January 4, 2021, the settlement of the related 2021 Cross-Currency Interest Rate Swap of $18.8 million, and $925.9 million relating to the acquisitions of sixteen income-producing properties, four properties under development and a parcel of development land in the United States, Canada and the Netherlands. Granite intends to use and has partially used the net proceeds of debenture and equity offerings completed in 2020 and 2021 to fund completed and potential acquisitions of properties, to repay debt and to finance or refinance expenditures associated with Eligible Green Projects (as described in the Granite Green Bond Framework, which is available on Granite’s website), for commitments under existing development projects and for general trust purposes.

Management believes that the Trust’s cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as to pay distributions. Granite expects to fund its ongoing operations and future growth through the use of (i) existing cash and cash equivalents, (ii) cash flows from operating activities, (iii) cash flows from asset sales, (iv) short-term financing available from the credit facility, (v) the issuance of unsecured debentures or equity, subject to market conditions and/or, if necessary, (vi) financing that may be obtained on its unencumbered assets. For information about the impact of COVID-19 on Granite’s liquidity, please see “SIGNIFICANT MATTERS — COVID-19 Pandemic”.

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Cash Flow Components

Components of the Trust’s cash flows were as follows:

Cash Flow Components Summary

	Three Months Ended December 31,			Years Ended December 31,
	2021	2020	$ change	2021	2020	$ change
Cash and cash equivalents, beginning of period	$779.0	$539.7	239.3	$831.3	$298.7	532.6
Cash provided by operating activities	53.7	60.3	(6.6)	262.2	249.3	12.9
Cash used in investing activities	(379.5)	(492.3)	112.8	(1,025.4)	(1,071.8)	46.4
Cash provided by (used in) financing activities	(49.2)	730.3	(779.5)	333.5	1,358.2	(1,024.7)
Effect of exchange rate changes on cash and cash equivalents	(1.5)	(6.7)	5.2	0.9	(3.1)	4.0
Cash and cash equivalents, end of period	$402.5	$831.3	(428.8)	$402.5	$831.3	(428.8)

Operating Activities

During the three month period ended December 31, 2021, operating activities generated cash of $53.7 million compared to $60.3 million in the prior year period. The decrease of $6.6 million was due to various factors as noted in the “RESULTS OF OPERATIONS” section including, among others, the following:

•	a decrease of $11.4 million from cash provided by working capital changes primarily due to an increase in accounts receivables and a decrease in deferred revenue due to the timing of rent payments;

•	an increase of $1.2 million in general and administrative expenses, excluding the impact of unit-based compensation;

•

an increase of $1.6 million in interest paid resulting from the $500 million 2030 Debentures issued in December 2020 and the $500 million 2028 Debentures issued in August 2021, partially offset by the redemption of the 2021 Debentures in January 2021; and

•	an increase of $3.7 million in income taxes paid, partially offset by;

•	an increase in net operating income of $8.8 million;

•	an increase in foreign exchange gains of $1.4 million; and

•	an increase in interest income of $0.3 million.

During the year ended December 31, 2021, operating activities generated cash of $262.2 million compared to $249.3 million in the prior year period. The increase of $12.9 million was due to various factors as noted in the “RESULTS OF OPERATIONS” section including, among others, the following:

•	an increase in net operating income of $39.7 million;

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•	an increase in foreign exchange gains of $1.4 million; and

•	an increase in interest income of 0.7 million, partially offset by;

•

a decrease of $18.1 million from cash provided by working capital changes primarily due to an increase in accounts receivable and a decrease in deferred revenue, partially offset by an increase in accounts payable due to timing of payments and receipts;

•	an increase of $2.0 million in income taxes paid;

•	an increase of $1.9 million in general and administrative expenses, excluding the impact of unit-based compensation; and

•	an increase of $7.8 million of interest paid due to higher debt balances as mentioned above.

Investing Activities

Investing activities for the three month period ended December 31, 2021 used cash of $379.5 million and primarily related to the following:

•	the acquisitions of six income-producing properties in Canada, the United States and the Netherlands paid of $325.8 million (see “SIGNIFICANT MATTERS — Property Acquisitions”);

•	additions to income-producing properties paid of $8.8 million, primarily attributable to ongoing maintenance and expansion capital in Canada and the United States;

•	additions to properties under development paid of $43.3 million, primarily attributable to Granite’s ongoing development projects in the United States and Germany;

•	acquisition deposits paid of $8.6 million, consisting of advance payments for acquisitions under contract in the United States and Germany; and

•	loan advances made of $5.3 million to the developer of two industrial properties being constructed in Indiana, partially offset by;

•	net proceeds of $12.2 million received from the disposition of an income-producing property in Austria (see “SIGNIFICANT MATTERS — Dispositions”).

Investing activities for the three month period ended December 31, 2020 used cash of $492.3 million and primarily related to the following:

•	the acquisitions of seven income-producing properties in Canada, the United States and the Netherlands for $480.3 million; and

•

investment property expansion and development paid of $16.2 million relating to three properties in Texas, United States and Tilburg, Netherlands and maintenance and improvement capital expenditures paid of $0.6 million largely relating to capital expenditures at properties in Canada and the United States, partially offset by;

•	net proceeds of $6.9 million received from the disposition of an income-producing property in Spain.

Investing activities for the year ended December 31, 2021 used cash of $1,025.4 million and primarily related to the following:

•

the acquisitions of sixteen income-producing properties, four properties under development and a parcel of development land in Canada, the United States and the Netherlands paid of 925.9 million (see “SIGNIFICANT MATTERS — Property Acquisitions”);

48    Granite REIT 2021

•

additions to income-producing properties paid of $28.0 million, primarily attributable to the completion of an acquired property of $8.3 million in Dallas, Texas and ongoing maintenance and expansion capital in Canada and the United States;

•	additions to properties under development paid of $71.2 million, primarily attributable to Granite’s ongoing development projects in the United States and Germany;

•	acquisition deposits paid of $26.5 million, consisting of advance payments for acquisitions under contract in the United States, Germany and the Netherlands; and

•	loan advances made of $10.5 million to the developer of two industrial properties being constructed in Indiana, partially offset by;

•	net proceeds of $35.4 million received from the dispositions of three income-producing properties in the United Kingdom and Austria (see “SIGNIFICANT MATTERS — Dispositions”).

Investing activities for the year ended December 31, 2020 used cash of $1,071.8 million and primarily related to the following:

•

the acquisitions of twenty four income-producing properties in Canada, the United States and the Netherlands and a parcel of development land in the United States for $1,045.7 million and related working capital of $7.0 million acquired as part of the acquisitions in Tilburg and Voorschoten, Netherlands;

•	additions to properties under development paid of $40.6 million largely relating to four properties in Indiana and Texas, United States and as well as Bleiswijk, Netherlands and Altbach, Germany; and

•	additions to income-producing properties paid of $23.0 million largely relating to expansion capital at two properties in Texas, United States and Tilburg, Netherlands, partially offset by;

•

net proceeds of $42.5 million received from the dispositions of three income-producing properties in Canada and Spain for $30.4 million and the receipt of a proceeds receivable related to the disposal of a property in South Carolina in September 2018 of $12.1 million.

Financing Activities

Cash used by financing activities for the three month period ended December 31, 2021 of $49.2 million primarily comprised of monthly distribution payments.

Cash provided by financing activities for the three month period ended December 31, 2020 of $730.3 million largely comprised $497.2 million of proceeds from the senior unsecured debentures issued on December 18, 2020, net of issuance costs and $276.0 million of proceeds from the stapled unit offering completed on November 24, 2020, net of issuance costs, partially offset by $42.9 million of distribution payments.

Cash provided by financing activities for the year ended December 31, 2021 of $333.5 million largely comprised $497.3 million of proceeds from the 2028 Debentures issued on August 30, 2021 and $303.1 million of net proceeds from the stapled unit offering completed on June 9, 2021, net of issuance costs paid, partially offset by $254.0 million relating to the redemption of the 2021 Debentures, the early prepayment premium and settlement of the related 2021 Cross Currency Interest Rate Swap of $18.8 million, financing fees paid for the renewal of Granite’s credit facility of $2.9 million and $191.1 million of monthly distribution payments.

Cash provided by financing activities for the year ended December 31, 2020 of $1,358.2 million largely comprised $994.2 million of proceeds from the June and December 2020 debenture

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offerings, net of issuance costs, and $552.9 million of proceeds from the June and November 2020 stapled unit offerings, net of issuance costs, partially offset by $163.1 million of distribution payments and $25.0 million relating to the repurchase of stapled units under the normal course issuer bid.

Debt Structure

Granite’s debt structure and key debt metrics as at December 31, 2021 and December 31, 2020 were as follows:

Summary Debt Structure and Debt Metrics

As at December 31,		2021		2020
Unsecured debt, net		$2,425.1		$2,178.1
Cross currency interest rate swaps, net(4)		(44.1)		85.6
Lease obligations		32.2		33.8
Total unsecured debt	[A]	$2,413.2		$2,297.5
Secured debt		0.8		—
Total debt(1)(4)	[B]	$2,414.0		$2,297.5
Less: cash and cash equivalents		402.5		831.3
Net debt(1)(4)	[C]	$2,011.5		$1,466.2
Investment properties	[D]	$7,971.2		$5,855.6
Unencumbered Assets(5)	[E]	$7,940.2		$5,855.6
Trailing 12-month adjusted EBITDA(1)	[F]	$299.4		$264.5
Interest expense		$47.2		$35.8
Interest income		(3.1)		(2.4)
Trailing 12-month interest expense, net	[G]	$44.1		$33.4
Debt metrics
Leverage ratio(2)	[B]/[D]	30%		39%
Net leverage ratio(2)	[C]/[D]	25%		25%
Interest coverage ratio(2)	[F]/[G]	6.8x		7.9x
Unencumbered asset coverage ratio(2)	[E]/[A]	3.3x		2.5x
Indebtedness ratio(2)	[B]/[F]	8.1x		8.7x
Weighted average cost of debt(3)		1.81%		1.91%
Weighted average debt term-to-maturity, in years(3)		5.5		5.6
Ratings and outlook
DBRS		BBB stable	(high)	BBB stable
Moody’s		Baa2 stable		Baa2 stable

(1)	Represents a non-IFRS measure. For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)	Represents a non-IFRS ratio. For definitions of Granite’s non-IFRS ratios, refer to the section “NON-IFRS RATIOS”.
(3)	Excludes lease obligations noted above.
(4)	Balance is net of the cross currency interest rate swap asset.
(5)

Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its credit facility, term loan agreements and trust indentures.

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Unsecured Debt and Cross Currency Interest Rate Swaps

2028 Debentures and Cross Currency Interest Rate Swap

On August 30, 2021, Granite REIT Holdings Limited Partnership (“Granite LP”) issued $500.0 million aggregate principal amount of 2.194% Series 6 senior debentures due August 30, 2028 (the “2028 Debentures”). Interest on the 2028 Debentures is payable semi-annually in arrears on February 28 and August 30 of each year. At December 31, 2021, all of the 2028 Debentures remained outstanding and the balance, net of deferred financing costs, was $497.4 million.

On August 30, 2021, Granite LP entered into a cross currency interest rate swap (the “2028 Cross Currency Interest Rate Swap”) to exchange the 2.194% semi-annual interest payments from the 2028 Debentures for US dollar denominated interest payments at a 2.096% fixed interest rate. In addition, under the terms of the 2028 Cross Currency Interest Rate Swap, Granite LP will pay principal proceeds of US$397.0 million in exchange for which it will receive $500.0 million on August 28, 2028. As at December 31, 2021, the fair value of the 2028 Cross Currency Interest Rate Swap was a net financial liability of $7.0 million.

On February 3, 2022, Granite terminated $350.0 million of a total $500.0 million principal of the 2028 Cross Currency Interest Rate Swap and simultaneously entered into a new $350.0 million cross-currency interest rate swap maturing August 30, 2028 to exchange the Canadian dollar denominated principal and interest payments of the 2028 Debentures for Euro denominated payments at a fixed interest rate of 0.536% (see “Subsequent Events”).

2030 Debentures and Cross Currency Interest Rate Swap

On December 18, 2020, Granite LP issued $500.0 million aggregate principal amount of 2.378% Series 5 senior debentures due December 18, 2030 (the “2030 Debentures”). Interest on the 2030 Debentures is payable semi-annually in arrears on June 18 and December 18 of each year. At December 31, 2021, all of the 2030 Debentures remained outstanding and the balance, net of deferred financing costs, was $497.3 million.

On December 18, 2020, Granite LP entered into a cross currency interest rate swap (the “2030 Cross Currency Interest Rate Swap”) to exchange the 2.378% semi-annual interest payments from the 2030 Debentures for Euro denominated interest payments at a 1.045% fixed interest rate. In addition, under the terms of the 2030 Cross Currency Interest Rate Swap, Granite LP will pay principal proceeds of €319.4 million in exchange for which it will receive $500.0 million on December 18, 2030. As at December 31, 2021, the fair value of the 2030 Cross Currency Interest Rate Swap was a net financial asset of $26.2 million.

2027 Debentures and Cross Currency Interest Rate Swap

On June 4, 2020, Granite LP issued $500.0 million aggregate principal amount of 3.062% Series 4 senior debentures due June 4, 2027 (the “2027 Debentures”). Interest on the 2027 Debentures is payable semi-annually in arrears on June 4 and December 4 of each year. At December 31, 2021, all of the 2027 Debentures remained outstanding and the balance, net of deferred financing costs, was $497.6 million.

On June 4, 2020, Granite LP entered into a cross currency interest rate swap (the “2027 Cross Currency Interest Rate Swap”) to exchange the $500.0 million proceeds and the 3.062% semi-annual interest payments from the 2027 Debentures for US$370.3 million and US dollar denominated interest payments at a 2.964% fixed interest rate. In addition, under the terms of the 2030 Cross Currency Interest Rate Swap, Granite LP will pay principal proceeds of

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US$370.3 million in exchange for which it will receive $500.0 million on June 4, 2027. As at December 31, 2021, the fair value of the 2027 Cross Currency Interest Rate Swap was a net financial asset of $28.8 million.

2026 Term Loan and Cross Currency Interest Rate Swap

On December 12, 2018, Granite LP entered into and fully drew down a $300.0 million senior unsecured non-revolving term facility that originally matured on December 12, 2025. On November 27, 2019, Granite refinanced the $300.0 million term facility and extended the maturity date one year to December 11, 2026 (the “2026 Term Loan”). The 2026 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on the Canadian Dollar Offered Rate (“CDOR”) plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in advance. At December 31, 2021, the full $300.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $299.6 million.

On December 12, 2018, Granite LP entered into a cross currency interest rate swap (the “2026 Cross Currency Interest Rate Swap”) to exchange the CDOR plus margin interest payments from the term loan that originally matured in 2025 for Euro denominated payments at a 2.202% fixed interest rate. As a result of the term loan extension on November 27, 2019, the previously existing cross currency interest rate swap was settled for $6.8 million and a new cross currency interest rate swap was entered into. The 2026 Cross Currency Interest Rate Swap exchanges the CDOR plus margin monthly interest payments from the 2026 Term Loan for Euro denominated payments at a 1.355% fixed interest rate. In addition, under the terms of the swap, Granite LP will pay principal proceeds of €205.5 million in exchange for which it will receive $300.0 million on December 11, 2026. As at December 31, 2021, the fair value of the 2026 Cross Currency Interest Rate Swap was a net financial asset of $7.8 million.

2024 Term Loan and Cross Currency Interest Rate Swap

On December 19, 2018, Granite LP entered into and fully drew down a US$185.0 million senior unsecured non-revolving term facility that originally matured on December 19, 2022. On October 10, 2019, Granite refinanced the US$185.0 million term facility and extended the maturity date two years to December 19, 2024 (the “2024 Term Loan”). The 2024 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on LIBOR plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in arrears. At December 31, 2021, the full US$185.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $233.7 million.

On December 19, 2018, Granite LP entered into a cross currency interest rate swap (the “2024 Cross Currency Interest Rate Swap”) to exchange the LIBOR plus margin interest payments from the term loan that originally matured in 2022 for Euro denominated payments at a 1.225% fixed interest rate. On September 24, 2019, in conjunction with the term loan refinancing, Granite LP entered into a new cross currency interest rate swap (the “2024 Cross Currency Interest Rate Swap”). The 2024 Cross Currency Interest Rate Swap exchanges the LIBOR plus margin monthly interest payments from the 2024 Term Loan for Euro denominated payments at a 0.522% fixed interest rate. In addition, under the terms of the 2024 Cross Currency Interest Rate Swap, Granite LP will pay principal proceeds of €168.2 million in exchange for which it will receive US$185.0 million on December 19, 2024. As at December 31, 2021, the fair value of the 2024 Cross Currency Interest Rate Swap was a net financial liability of $5.1 million.

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2023 Debentures and Cross Currency Interest Rate Swap

On December 20, 2016, Granite LP issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023 (the “2023 Debentures”). Interest on the 2023 Debentures is payable semi-annually in arrears on May 30 and November 30 of each year. At December 31, 2021, all of the 2023 Debentures remained outstanding and the balance, net of deferred financing costs, was $399.4 million.

On December 20, 2016, Granite LP entered into a cross currency interest rate swap (the “2023 Cross Currency Interest Rate Swap”) to exchange the 3.873% interest payments from the 2023 Debentures for Euro denominated payments at a 2.43% fixed interest rate. Under the terms of the 2023 Cross Currency Interest Rate Swap, Granite LP will pay principal proceeds of €281.1 million in exchange for which it will receive $400.0 million on November 30, 2023. As at December 31, 2021, the fair value of the 2023 Cross Currency Interest Rate Swap was a net financial liability of $6.6 million.

2021 Debentures and Cross Currency Interest Rate Swap

On January 4, 2021, Granite LP redeemed in full the outstanding $250.0 million aggregate principal amount of the 2021 Debentures for a total redemption price of $254.0 million, including early redemption premium. In conjunction with the redemption, the 2021 Cross Currency Interest Rate Swap was terminated on January 4, 2021 and the related mark to market liability of $18.8 million was settled.

The 2023 Debentures, the 2027 Debentures, the 2030 Debentures, the 2028 Debentures, the 2024 Term Loan and the 2026 Term Loan rank pari passu with all of the Trust’s other existing and future senior unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. The fair values of the cross currency interest rate swaps are dependent upon a number of assumptions including the Euro exchange rate against the Canadian or US dollars, the US dollar exchange rate against the Canadian dollar and the Euro, and Canadian and US government benchmark interest rates.

Credit Facility

On March 31, 2021, the Trust amended its existing unsecured revolving credit facility agreement to extend the existing maturity date of February 1, 2023 to March 31, 2026. In addition, the credit facility’s limit increased from $0.5 billion to $1.0 billion. Draws on the credit facility are available by way of Canadian dollar, US dollar or Euro denominated loans or Canadian dollar or US dollar denominated letters of credit. Interest on drawn amounts is calculated based on an applicable margin determined by reference to the external credit rating of Granite REIT and Granite GP, as is a commitment fee in respect of undrawn amounts. As at December 31, 2021, the Trust had no amounts drawn from the credit facility and $1.7 million in letters of credit issued against the facility.

Secured Debt

On December 17, 2021, Granite entered into a secured construction loan relating to Phase II of its development project in Houston, Texas. The loan has a maximum draw amount of $56.1 million (US$44.3 million) and is secured by the property under construction and related land. The loan matures on December 17, 2023 and bears interest at the US prime rate minus 90 basis points. Granite also has the option to extend the maturity date to December 17, 2024, subject to certain terms and conditions. As at December 31, 2021, the balance of the loan is $0.8 million (US$0.6 million).

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Debt Metrics and Financial Covenants

Granite uses the debt metrics noted above to assess its borrowing capacity and the ability to meet its current and future financing obligations. At December 31, 2021, there were no significant changes in the debt ratios other than the decrease in the leverage ratio as a result of the increase in the Trust’s investment properties as a result of fair value increases. The debt ratios remain relatively favourable and provide financial flexibility for future growth.

Granite’s unsecured debentures, term loans, secured debt and credit facility agreements contain financial and non-financial covenants that include maintaining certain leverage and debt service ratios. As at December 31, 2021, Granite was in compliance with all of these covenants.

Credit Ratings

On March 22, 2021, DBRS upgraded Granite LP’s Issuer Rating and credit rating on the 2023 Debentures, 2027 Debentures and 2030 Debentures to BBB(high) from BBB with stable trends. On March 12, 2021, Moody’s confirmed the Baa2 rating on the 2023 Debentures, 2027 Debentures and 2030 Debentures with a stable outlook. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such rating.

Unitholders’ Equity

Outstanding Stapled Units

As at March 9, 2022, the Trust had 65,694,048 stapled units issued and outstanding.

As at March 9, 2022, the Trust had 67,508 restricted stapled units (representing the right to receive 67,508 stapled units) and 100,525 performance stapled units (representing the right to receive a maximum of 201,050 stapled units) outstanding under the Trust’s Executive Deferred Stapled Unit Plan. The Executive Deferred Stapled Unit Plan is designed to provide equity-based compensation to employees of Granite who are, by the nature of their position or job, in a position to contribute to the success of Granite.

Distributions

On November 3, 2021, the Trust increased its targeted annualized distribution by 3.3% to $3.10 ($0.2583 cents per month) per stapled unit from $3.00 ($0.2500 cents per month) per stapled unit to be effective upon the declaration of the distribution in respect of the month of December 2021 and paid on January 14, 2022.

Monthly distributions declared to stapled unitholders in the three month periods ended December 31, 2021 and 2020 were $49.8 million or 75.8 cents per stapled unit and $44.3 million or 73.4 cents per stapled unit, respectively. Total distributions declared to stapled unitholders in the years ended December 31, 2021 and 2020 were $192.6 million or $3.01 per stapled unit and $165.4 million or $2.91 per stapled unit, respectively.

The distributions declared in January 2022 in the amount of $17.0 million or 25.8 cents per stapled unit were paid on February 15, 2022 and the distributions declared in February 2022 of $17.0 million or 25.8 cents per stapled unit will be paid on March 15, 2022.

Pursuant to the requirement of National Policy 41-201, Income Trusts and Other Indirect Offerings (“NP 41-201”), the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines under NP 41-201.

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Cash Flows from Operating Activities in Excess of Distributions Paid and Payable

	Three Months Ended December 31,		Years Ended December 31,
	2021	2020	2021	2020
Net income	$341.2	$167.6	$1,310.3	$429.9
Cash flows provided by operating activities	53.8	60.3	262.3	249.3
Monthly cash distributions paid and payable	(49.8)	(44.3)	(192.6)	(165.4)
Cash flows from operating activities in excess of distributions paid and payable	$4.0	$16.0	$69.7	$83.9

Monthly distributions for the three month periods and years ended December 31, 2021 and 2020 were funded with cash flows from operating activities.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as FFO, AFFO, cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential future commitments to replace or maintain its investment properties to adversely affect cash distributions.

Normal Course Issuer Bid

On May 19, 2021, Granite announced the acceptance by the Toronto Stock Exchange (“TSX”) of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 6,154,057 of Granite’s issued and outstanding stapled units. The NCIB commenced on May 21, 2021 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 20, 2022. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 46,074 stapled units, subject to certain exceptions. Granite had entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 21, 2020 to May 20, 2021.

During the year ended December 31, 2021, there were no stapled unit repurchases under the NCIB. During the year ended December 31, 2020, Granite repurchased 490,952 stapled units at an average stapled unit cost of $50.95 for total consideration of $25.0 million.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Trust. However, actual outcomes may differ from management’s expectations.

Off-balance sheet arrangements consist of outstanding letters of credit to support certain contractual obligations, property purchase commitments, construction and development project commitments and certain operating agreements. As at December 31, 2021, the Trust had

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$1.7 million in letters of credit outstanding. Additionally, as at December 31, 2021, the Trust’s contractual commitments totaled $619.9 million comprised of construction and development projects of $301.9 million and the committed acquisitions of two properties in Indiana, a property in the Netherlands upon completion and three properties in Germany totaling $318.0 million. Granite expects to fund these commitments over the next year through the use of cash on hand, cash from operations and/or Granite’s credit facility.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 10 and 21 to the audited combined financial statements for the year ended December 31, 2021.

RELATED PARTY TRANSACTIONS

For a discussion of the Trust’s transactions with related parties, refer to note 19 of the audited combined financial statements for the year ended December 31, 2021.

NON-IFRS PERFORMANCE MEASURES

The following non-IFRS performance measures are important measures used by management in evaluating the Trust’s underlying operating performance and debt management. These non-IFRS performance measures are not defined by IFRS and do not have standard meanings. The Trust’s method of calculating non-IFRS performance measures may differ from other issuers’ methods and, accordingly, the Trust’s non-IFRS performance measures may not be comparable with similar measures presented by other issuers.

Funds from operations

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) guidelines on Funds From Operations & Adjusted Funds From Operations for IFRS dated January 2022 (“REALPAC Guidelines”). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations” for the reconciliation of FFO to net income for the periods presented). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

Adjusted funds from operations

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant allowances incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust’s determination of AFFO follows the definition prescribed by REALPAC’s Guidelines. Granite considers AFFO to be a meaningful supplemental measure that can be used

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to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations” for the reconciliation of AFFO to net income for the periods presented). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

Net operating income — cash basis

Granite uses NOI on a cash basis, which adjusts NOI to exclude lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization recognized during the period (see “RESULTS OF OPERATIONS — Net Operating Income” for the reconciliation of NOI - cash basis to NOI for the periods presented). NOI — cash basis is a commonly used measure by the real estate industry and Granite believes it is a useful supplementary measure of the income generated by and operating performance of income-producing properties in addition to the most comparable IFRS measure, which Granite believes is NOI. NOI — cash basis is also a key input in Granite’s determination of the fair value of its investment property portfolio.

Same property net operating income — cash basis

Same property NOI — cash basis refers to the NOI — cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison (see “RESULTS OF OPERATIONS — Net Operating Income” for a reconciliation of same property NOI - cash basis to NOI — cash basis and to NOI for the periods presented). Granite believes that same property NOI — cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI — cash basis from the same stock of properties owned.

Constant currency same property NOI — cash basis

Constant currency same property NOI — cash basis is a non-GAAP measure used by management in evaluating the performance of properties owned by Granite throughout the entire current and prior year periods on a constant currency basis. It is calculated by taking same property NOI — cash basis as defined above and excluding the impact of foreign currency translation by converting the same property NOI — cash basis denominated in foreign currency in the respective periods at the current period average exchange rates (see “RESULTS OF OPERATIONS — Net Operating Income” for a reconciliation of constant currency same property NOI to same property NOI — cash basis for the periods presented).

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Adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”)

Adjusted EBITDA is calculated as net income before lease termination and close-out fees, interest expense, interest income, income tax expense, depreciation and amortization expense, fair value gains (losses) on investment properties and financial instruments, other expense relating to real estate transfer tax and loss on the sale of investment properties. Adjusted EBITDA, calculated on a 12-month trailing basis (“trailing 12-month adjusted EBITDA”), represents an operating cash flow measure that Granite uses in calculating the interest coverage ratio and indebtedness ratio noted below. Adjusted EBITDA is also defined in Granite’s debt agreements and used in calculating the Trust’s debt covenants.

Adjusted EBITDA Reconciliation

For the years ended December 31,	2021	2020
Net income	$1,310.3	$429.9
Add (deduct):
Interest expense and other financing costs	47.2	35.8
Interest income	(3.1)	(2.4)
Income tax expense	240.6	69.1
Depreciation and amortization	1.3	1.2
Fair value gains on investment properties, net	(1,298.9)	(273.4)
Fair value losses on financial instruments	1.2	3.4
Loss on sale of investment properties	0.8	0.9
Adjusted EBITDA	$299.4	$264.5

Available Liquidity

Available liquidity is a non-IFRS performance measure defined as the sum of cash and cash equivalents and the unused portion of the credit facility. Granite believes that available liquidity is a useful measure to investors in determining the Trust’s resources available as at period-end to meet its ongoing obligations and future commitments (see “LIQUIDITY AND CAPITAL RESOURCES — Liquidity”).

Total Debt and Net Debt

Total debt is a non-IFRS performance measure calculated as the sum of all current and non-current debt, the net mark to market fair value of cross-currency interest rate swaps and lease obligations as per the consolidated financial statements. Net debt subtracts cash and cash equivalents from total debt. Granite believes that it is useful to include the cross-currency interest rate swaps and lease obligations for the purposes of monitoring the Trust’s debt levels (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

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NON-IFRS RATIOS

The following non-IFRS ratios are important measures used by management in evaluating the Trust’s underlying operating performance and debt management. These non-IFRS ratios are not defined by IFRS and do not have standard meanings. The Trust’s method of calculating non-IFRS ratios may differ from other issuers’ methods and, accordingly, the Trust’s non-IFRS ratios may not be comparable with similar measures presented by other issuers.

FFO and AFFO payout ratios

The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude special distributions, declared to unitholders divided by FFO and AFFO (non-IFRS performance measures), respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by analysts and investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders.

FFO and AFFO Payout Ratios

		Three Months Ended December 31,		Years Ended December 31,
(in millions, except as noted)		2021	2020	2021	2020
Monthly distributions declared to unitholders	[A]	$49.8	$44.3	$192.6	$165.4
FFO		66.8	59.6	251.3	225.4
Add (deduct):
Early redemption premium related to 2021 Debentures		—	—	4.0	—
Accelerated amortization of credit facility deferred finance fees		—	—	0.5	—
FFO adjusted for the above	[B]	$66.8	$59.6	$255.8	$225.4
AFFO		59.2	56.1	235.2	215.7
Add (deduct):
Early redemption premium related to 2021 Debentures		—	—	4.0	—
Accelerated amortization of credit facility deferred finance fees		—	—	0.5	—
AFFO adjusted for the above	[C]	$59.2	$56.1	$239.7	$215.7
FFO payout ratio	[A]/[B]	75%	74%	75%	73%
AFFO payout ratio	[A]/[C]	84%	79%	80%	77%

Interest coverage ratio

The interest coverage ratio is calculated on a 12-month trailing basis using Adjusted EBITDA (a non-IFRS performance measure) divided by net interest expense. Granite believes the interest coverage ratio is useful in evaluating the Trust’s ability to meet its interest expense obligations (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

Indebtedness ratio

The indebtedness ratio is calculated as total debt (a non-IFRS performance measure) divided by Adjusted EBITDA (a non-IFRS performance measure) and Granite believes it is useful in evaluating

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the Trust’s ability to repay outstanding debt using its operating cash flows (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

Leverage and net leverage ratios

The leverage ratio is calculated as total debt (a non-IFRS performance measure) divided by the fair value of investment properties (excluding assets held for sale) while the net leverage ratio subtracts cash and cash equivalents from total debt. The leverage ratio and net leverage ratio are supplemental measures that Granite believes are useful in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

Unencumbered asset coverage ratio

The unencumbered asset coverage ratio is calculated as the carrying value of investment properties (excluding assets held for sale) that are not encumbered by secured debt divided by the carrying value of total unsecured debt and is a supplemental measure that Granite believes is useful in evaluating the Trust’s degree of asset coverage provided by its unencumbered investment properties to total unsecured debt (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust’s significant accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust’s policy for revenue recognition is described in note 2(l) of the audited combined financial statements for the year ended December 31, 2021. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms or leases where the property is a large square-footage and/or architecturally specialized. The Trust also makes judgments in determining the lease term for some lease contracts in which it is a lessee that include renewal or termination options. The assessment of whether the Trust is reasonably certain to exercise such options impacts the lease term which, in turn, significantly affects the amount of lease obligations and right-of-use assets recognized.

Investment properties

The Trust’s policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2021. In applying this policy, judgment is used in determining whether certain costs incurred for tenant improvements are

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additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and United States tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize additional current and/or deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these appraisals but uses them as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of certain of Granite’s portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the three months and year ended December 31, 2021. The critical assumptions relating to the Trust’s estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to the “Investment Properties” section and note 4 of the audited combined financial statements for the year ended December 31, 2021 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible but, where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

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Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite’s income tax expense, interpretation and application of the relevant tax laws and treaties and the provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management’s estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management’s estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of net income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Future Accounting Policy Changes

As at December 31, 2021, there are no new accounting standards issued but not yet applicable to the audited combined financial statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The President and Chief Executive Officer and the Chief Financial Officer of Granite have evaluated the effectiveness of the Trust’s disclosure controls and procedures as defined in National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934 as of December 31, 2021 (the “Evaluation Date”). They have concluded that, as of the Evaluation Date, the Trust’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Trust in the reports that they file or submit is (i) recorded, processed, summarized and reported within the time periods specified in the applicable rules and (ii) accumulated and communicated to the Trust’s management, including their principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

The Trust’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934) for the Trust.

The Trust’s internal control over financial reporting is a process designed by, or under the supervision of, the Trust’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Trust’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (1) pertain to the

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maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Trust’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Trust’s receipts and expenditures are being made only in accordance with authorizations of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Trust’s assets that could have a material effect on the financial statements.

Under the supervision and with the participation of the Trust’s President and Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Trust’s internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that the Trust’s internal control over financial reporting was effective as of December 31, 2021.

Deloitte LLP, an independent registered public accounting firm, who audited and reported on the Trust’s combined financial statements as at and for the year ended December 31, 2021 and whose report is included in the Trust’s annual report for fiscal 2021, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on the Trust’s internal control over financial reporting as of December 31, 2021. The attestation report precedes the audited financial statements included in the Trust’s annual report for fiscal 2021.

Changes in Internal Control Over Financial Reporting

As of the Evaluation Date, there were no changes in the Trust’s internal control over financial reporting that occurred during the period beginning on the date immediately following the end of the period in respect of which Granite made its most recent previous interim filing and ended on December 31, 2021 that have materially affected, or that are reasonably likely to materially affect, the Trust’s internal control over financial reporting.

Limitation on the Effectiveness of Controls and Procedures

Granite’s management, including the President and Chief Executive Officer and the Chief Financial Officer, does not expect that the Trust’s controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

RISKS AND UNCERTAINTIES

Investing in the Trust’s stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on Granite’s business, financial condition, operating results and prospects. These risks and uncertainties are discussed in Granite’s AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2021.

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QUARTERLY FINANCIAL DATA (UNAUDITED)

(in millions, except as noted)	Q4’21	Q3’21	Q2’21	Q1’21	Q4’20	Q3’20	Q2’20	Q1’20
Operating highlights(3)
Revenue	$105.3	$98.3	$94.0	$95.9	$93.2	$87.9	$81.0	$78.1
NOI — cash basis(1)	$85.7	$83.6	$79.9	$79.8	$76.3	$74.5	$71.0	$67.8
Fair value gain on investment properties, net	$349.1	$432.2	$308.0	$209.5	$140.8	$62.1	$34.5	$36.0
Net income attributable to stapled unitholders	$341.3	$421.8	$317.0	$230.2	$167.6	$105.2	$75.7	$81.3
Cash provided by operating activities	$53.7	$79.5	$64.7	$64.3	$60.3	$69.0	$65.2	$54.9
FFO(1)	$66.8	$65.2	$62.2	$57.1	$59.6	$55.5	$53.5	$56.8
AFFO(1)	$59.2	$61.2	$60.1	$54.7	$56.1	$52.7	$51.3	$55.6
FFO payout ratio(2)	75%	76%	76%	75%	74%	76%	75%	69%
AFFO payout ratio(2)	84%	81%	79%	78%	79%	80%	78%	70%

Per unit amounts
Diluted FFO(1)	$1.02	$0.99	$0.99	$0.93	$1.00	$0.96	$0.97	$1.05
Diluted AFFO(1)	$0.90	$0.93	$0.96	$0.89	$0.94	$0.91	$0.93	$1.03
Monthly distributions paid	$0.75	$0.75	$0.75	$0.75	$0.73	$0.73	$0.73	$0.73
Diluted weighted average number of units	65.8	65.8	62.8	61.7	59.5	57.9	54.9	54.1

Financial highlights
Investment properties(4)	$7,971.2	$7,286.3	$6,396.6	$6,003.7	$5,855.6	$5,338.9	$5,097.3	$4,810.0
Assets held for sale	$64.6	$43.2	$—	$—	$—	$—	$—	$—
Cash and cash equivalents	$402.5	$779.0	$678.1	$480.7	$831.3	$539.7	$617.2	$242.1
Total debt(1)	$2,414.0	$2,449.2	$1,936.0	$1,959.5	$2,297.5	$1,814.8	$1,800.5	$1,309.8
Total capital expenditures incurred	$9.9	$14.3	$3.2	$0.5	$13.3	$2.2	$6.2	$3.4
Total leasing costs and tenant improvements incurred	$2.9	$5.8	$0.3	$0.2	$2.1	$1.2	$2.0	$—

Property metrics(4)
Number of income-producing properties	119	114	110	108	108	102	94	85
GLA, square feet	55.1	53.3	51.3	50.4	49.5	45.4	44.3	40.0
Occupancy, by GLA	99.7%	99.2%	99.3%	99.1%	99.6%	98.9%	99.1%	99.0%
Weighted average lease term, years	5.8	5.8	6.0	6.1	6.3	5.9	6.1	6.3

(1)	For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)	For definitions of Granite’s non-IFRS ratios, refer to the section “NON-IFRS RATIOS”.
(3)

The quarterly financial data reflects fluctuations in revenue, FFO, AFFO, investment properties and total debt primarily from the timing of leasing and development activities, property sales, acquisitions and foreign exchange. Investment properties also fluctuate from the effect of measuring properties at fair value under IFRS. Net income attributable to unitholders primarily fluctuates from fair value gains/losses on investment properties. Explanations for specific changes in the quarterly financial data table above are as follows:

•

Q4’21 — Fair value gains on investment properties of $349.1 million were largely attributable to favourable changes in leasing assumptions associated with fair market rent increases as well as compression in discount and terminal capitalization rates for properties located in the GTA and across the United States and Europe.

•

Q3’21 — Fair value gains on investment properties of $432.2 million were largely attributable to favourable changes in leasing assumptions associated with fair market rent increases as well as compression in discount and terminal capitalization rates for properties located in the GTA and across the United States and Europe.

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•

Q2’21 — Fair value gains on investment properties of $308.0 million were largely attributable to favourable changes fair market rent assumptions as well as compression in discount and terminal capitalization rates for properties located in the GTA and across the United States as well as for certain of the Trust’s modern warehouse properties in Europe.

•

Q1’21 — Fair value gains on investment properties of $209.5 million were largely attributable to favourable changes fair market rent assumptions as well as compression in discount and terminal capitalization rates for properties located in the GTA and across the United States as well as for certain of the Trust’s modern warehouse properties in Europe.

•

Q4’20 — Fair value gains on investment properties of $140.8 million were largely attributable to (i) favourable changes in leasing assumptions associated with fair market rent increases as well as compression in discount and terminal capitalization rates for properties across the United States and certain warehouse properties in Germany and the Netherlands resulted from a greater market demand for industrial real estate.

•

Q3’20 — Fair value gains on investment properties of $62.1 million were largely attributable to favourable changes in leasing assumptions associated with fair market rent increases as well as compression in discount and terminal capitalization rates for properties located in the GTA and across the United States as well as compression in discount and terminal capitalization rates for certain of the Trust’s modern warehouse properties in Germany and the Netherlands.

•

Q2’20 — Fair value gains on investment properties of $34.5 million were largely attributable to (i) the favourable changes in leasing assumptions associated with fair market rent increases for properties located in Canada and (ii) the increase in fair value of the recently developed property in Plainfield, Indiana as a result of executing a full building 10-year lease with a new tenant, marginally offset by an increase in discount rates for certain properties located in Austria due to market conditions and the nature of the tenants and properties in this jurisdiction.

•

Q1’20 — Fair value gains on investment properties of $36.0 million were attributable to various factors including an increase in fair value for the recently acquired property in Dallas, Texas as a result of market confirmation of capitalization rates favourable to initial acquisition metrics of the forward purchase for this modern e-commerce facility, partially offset by an increase in discount rates for properties located in Austria and Germany due to market conditions and the nature of the properties across these jurisdictions.

(4)	Excludes properties held for sale which are classified as assets held for sale on the combined balance sheet as at the respective quarter-end.

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that Granite’s expectations regarding various matters, including the following, will be realized in a timely manner, with the expected impact or at all: the impact of the COVID-19 pandemic and government measures to contain it, including with respect to Granite’s ability to weather the impact of the COVID-19 pandemic, the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; Granite’s ability to implement its ESG+R program and related targets and goals; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna

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and the special purpose properties; Granite’s ability to accelerate growth and to grow its net asset value and FFO and AFFO per unit; Granite’s ability to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite’s sale from time to time of stapled units under its ATM Program; Granite’s intended use of the net proceeds of its equity and debenture offerings to fund potential acquisitions and for the other purposes described previously; the potential for expansion and rental growth at the properties in Mississauga and Ajax, Ontario and Whitestown, Indiana and the enhancement to the yields of such properties from such potential expansion and rental growth; the construction on and development yield of the site in Houston, Texas; the expected development and construction of an e-commerce and logistics warehouse on land in Fort Worth, Texas; the construction of the distribution/light industrial facility on the 13-acre site in Altbach, Germany; the construction of a modern distribution facility on the 50.8 acre site in Murfreesboro, Tennessee; the development of three modern distribution facilities in Lebanon, Tennessee, and the yield from the development; the development of a multi-phased business park on the 92.2 acre site in Brantford, Ontario, and the potential yield from the project; the timing of payment of associated unpaid construction costs and holdbacks; Granite’s ability to dispose of any non-core assets on satisfactory terms; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties; the impact of the refinancing of the term loans on Granite’s returns and cash flow; and the amount of any distributions and distribution increase. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Given the impact of the COVID-19 pandemic and government measures to contain it, there is inherently more uncertainty associated with our assumptions as compared to prior periods. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the impact of the COVID-19 pandemic and government measures to contain it, and the resulting economic downturn, on Granite’s business, operations and financial condition; the risk that the pandemic or such measures intensify; the duration of the pandemic and related impacts; the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2021 dated March 9, 2022, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2021 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

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